Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the second quarter ended

June 30, 2022

Management’s Discussion and Analysis

GENERAL INFORMATION

The following is TFI International Inc.’s management discussion and analysis (“MD&A”). Throughout this MD&A, the terms “Company”, “TFI International” and “TFI” shall mean TFI International Inc., and shall include its independent operating subsidiaries. This MD&A provides a comparison of the Company’s performance for its three- and six-month periods ended June 30, 2022 with the corresponding three and six-month periods ended June 30, 2021 and it reviews the Company’s financial position as of June 30, 2022. It also includes a discussion of the Company’s affairs up to July 28, 2022, which is the date of this MD&A. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements as of June 30, 2022 and the audited consolidated financial statements and accompanying notes as at and for the year ended December 31, 2021.

In this document, all financial data are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise noted. All amounts are in United States dollars (U.S. dollars), and the term “dollar”, as well as the symbol “$”, designate U.S. dollars unless otherwise indicated. Variances may exist as numbers have been rounded. This MD&A also uses non-IFRS financial measures. Refer to the section of this report entitled “Non-IFRS Financial Measures” for a complete description of these measures.

The Company’s unaudited consolidated condensed interim financial statements have been approved by its Board of Directors (“Board”) upon recommendation of its audit committee on July 28, 2022. Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management point of view. Such disclosure is subject to reasonable constraints for maintaining the confidentiality of certain information that, if published, would probably have an adverse impact on the competitive position of the Company.

Additional information relating to the Company can be found on its website at www.tfiintl.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, annual and quarterly consolidated financial statements, annual report, annual information form, management proxy circular and the various press releases issued by the Company are also available on its website, or directly through the SEDAR system at www.sedar.com, or through the EDGAR system at www.sec.gov/edgar.shtml.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate and successfully integrate business acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of this MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Management’s Discussion and Analysis

SELECTED FINANCIAL DATA AND HIGHLIGHTS

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended June 30			Six months ended June 30
	2022	2021*	2020	2022	2021*	2020
Revenue before fuel surcharge	1,989,450	1,650,970	740,106	3,883,298	2,710,104	1,569,205
Fuel surcharge	432,867	185,738	58,389	730,538	275,411	153,799
Total revenue	2,422,317	1,836,708	798,495	4,613,836	2,985,515	1,723,004
Adjusted EBITDA[1]	441,900	285,379	167,631	771,854	461,576	316,690
Operating income	390,970	470,921	95,078	610,736	572,666	182,406
Net income	276,825	411,765	50,458	424,548	478,652	106,246
Adjusted net income[1]	241,149	137,221	67,231	398,724	210,858	119,794
Net cash from operating activities	247,825	298,655	168,108	385,516	453,850	305,285
Free cash flow[1]	309,587	267,932	158,625	401,358	411,403	287,760
Per share data
EPS – diluted	3.00	4.32	0.57	4.56	5.01	1.21
Adjusted EPS – diluted[1]	2.61	1.44	0.76	4.28	2.21	1.37
Dividends	0.27	0.23	0.19	0.54	0.46	0.38
As a percentage of revenue before fuel surcharge
Adjusted EBITDA margin[1]	22.2%	17.3%	22.6%	19.9%	17.0%	18.7%
Depreciation of property and equipment	3.3%	3.4%	5.7%	3.4%	3.6%	4.9%
Depreciation of right-of-use assets	1.6%	1.7%	2.7%	1.6%	1.9%	2.2%
Amortization of intangible assets	0.7%	0.8%	1.5%	0.7%	1.0%	1.4%
Operating margin[1]	19.7%	28.5%	12.8%	15.7%	21.1%	11.0%
Adjusted operating ratio[1]	83.4%	88.7%	87.2%	85.8%	89.5%	89.8%
*	Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Q2 Highlights

•

Second quarter operating income of $391.0 million decreased 17% from $470.9 million the same quarter last year due primarily to a bargain purchase gain of $283.6 million recognized in the prior year period.  Adjusting for this prior-year bargain purchase gain, operating income increased 109%, benefitting from a continuing rebound in economic activity and transportation demand following pandemic-related weakness, as well as contributions from acquisitions, gains on sale of property and equipment and assets held for sale, cost reductions enacted in response to the pandemic, strong execution across the organization, and an asset-light approach.

•

Net income of $276.8 million decreased 33% compared to $411.8 million in Q2 2021. Diluted earnings per share (diluted “EPS”) of $3.00 decreased 31%, compared to $4.32 in Q2 2021. Both declines are due to the aforementioned bargain purchase gain recognized in the prior year period.

•	Adjusted net income[1], a non-IFRS measure, of $241.1 million increased 76% compared to $137.2 million in Q2 2021.
•	Adjusted diluted EPS[1], a non-IFRS measure, of $2.61 increased 81% compared to $1.44 in Q2 2021.
•

Net cash from operating activities of $247.8 million compares to $298.7 million in Q2 2021, primarily due to higher working capital needs related to fuel surcharges as fuel expenditures require expedited repayment.

•	Free cash flow[1], a non-IFRS measure, of $309.6 million increased 16% from 267.9 million in Q2 2021.
•	The Company’s reportable segments performed as follows:
o	Package and Courier operating income increased 25% to $36.8 million;
o

Less-Than-Truckload operating income decreased 47% to $187.3 million due to the prior-year period recognition of a $271.6 million bargain purchase gain and a gain of $54.6 million on sale of real estate recognized through gain on assets held for sale;

o	Truckload operating income increased 103% to $127.4 million; and
o	Logistics operating income decreased 11% to $42.4 million due to the prior-year period recognition of a $12.0 million bargain purchase gain.
•

During the second quarter TFI International repurchased and cancelled 2,629,441 shares for $211.7 million and on July 28, 2022 the Board of Directors of TFI authorized an increase to the NCIB program to a maximum of 8,798,283 shares, an increase of 1,798,283 over the previously authorized amount. The Company is awaiting approval of the amendment from the TSX.

•	On June 15, 2022, the Board of Directors of TFI declared a quarterly dividend of $0.27 per share, compared to the $0.23 per share dividend declared in Q2 2021, a 17% increase.
•

On May 16, 2022, the Company sold one property in southern California for $83.0 million, from its U.S. LTL operations, generating a gain on disposal of $54.0 million. The property was utilized at less than 50% and did not require a long term sale and leaseback arrangement as operations will be moved to other facilities in the region.

•

During the quarter, TFI International acquired South Shore Transportation, Cedar Creek Express, and Premium Ventures, and subsequent to quarter end completed the acquisition of Transport St-Amour and HO-RO Trucking Company.

This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS financial measures” section below.

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Management’s Discussion and Analysis

ABOUT TFI INTERNATIONAL

Services

TFI International is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following reportable segments:

•	Package and Courier;
•	Less-Than-Truckload (“LTL”);
•	Truckload (“TL”);
•	Logistics.

Seasonality of operations

The activities conducted by the Company are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter generally the weakest. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise.

Human resources

As at June 30, 2022, the Company had 28,286 employees in TFI International’s various business segments across North America. This compares to 29,812 employees as at June 30, 2021. The year-over-year decrease of 1,526 is attributable to business acquisitions that added 1,375 employees offset by rationalizations affecting 2,901 employees mainly in the TL segment. The Company believes that it has a relatively low turnover rate among its employees in Canada, and a normal turnover rate in the U.S. comparable to other U.S. carriers, and that its employee relations are very good.

Equipment

The Company believes it has the largest trucking fleet in Canada and a significant presence in the U.S. market. As at June 30, 2022, the Company had 13,206 tractors, 48,817 trailers and 6,845 independent contractors1. This compares to 13,545 tractors, 48,853 trailers and 8,273 independent contractors1 as at June 30, 2021.

Facilities

TFI International’s head office is in Montréal, Québec and its executive office is in Etobicoke, Ontario. As at June 30, 2022, the Company had 567 facilities, as compared to 562 facilities as at June 30, 2021. Of these, 240 are located in Canada, including 158 and 82 in Eastern and Western Canada, respectively. The Company also had 315 facilities in the United States and 12 facilities in Mexico. In the last twelve months, 31 facilities were added from business acquisitions, and terminal consolidation decreased the total number of facilities by 26, mainly in the P&C and TL segments. In Q2 2022, the Company closed 7 sites.

Customers

The Company has a diverse customer base across a broad cross-section of industries with no single client accounting for more than 5% of consolidated revenue. Because of its customer diversity, as well as the wide geographic scope of the Company’s service offerings and the range of segments in which it operates, a downturn in the activities of an individual customer or customers in a particular industry would not be expected to have a material adverse impact on operations. The Company has forged strategic partnerships with other transport companies in order to extend its service offerings to customers across North America.

Revenue by Top Customers' Industry (49% of total revenue)
Retail	32%
Manufactured Goods	17%
Automotive	10%
Building Materials	8%
Metals & Mining	7%
Services	6%
Food & Beverage	5%
Chemicals & Explosives	4%
Forest Products	3%
Energy	3%
Maritime Containers	2%
Waste Management	1%
Others	3%

(For the six-months ended June 30, 2022)

1 Disclosure updated to reflect only owner operators who were active within the quarter presented.

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Management’s Discussion and Analysis

CONSOLIDATED RESULTS

This section provides general comments on the consolidated results of operations. A more detailed analysis is provided in the “Segmented Results” section.

2022 business acquisitions

In line with its growth strategy, the Company acquired four businesses during 2022.

On March 19, 2022, TFI International acquired Unity Courier Services, Inc. (“Unity”). Unity is a California-based provider of regularly scheduled same-day service and short-term delivery solutions for the US west coast.

On May 27, 2022 TFI International acquired South Shore Transportation Company, Inc. (“South Shore”). Based out of Sandusky, Ohio South Shore, provides flatbed truckload services to the building products segment in the U.S. Midwest.

On June 10, 2022, TFI International acquired selected assets of Premium Ventures Inc (“Premium”). Premium specializes in oversized and overweight freight in Ontario, Canada.

On June 17, 2022, TFI International acquired selected assets of Cedar Creek Express, LLC and DDW Transportation, LLC (collectively referred to as “Cedar Creek”). Cedar Creek operates in the U.S. Midwest and provides food grade tank services.

Revenue

For the three months ended June 30, 2022, total revenue was $2,422.3 million, up 32%, or $585.6 million, from Q2 2021. The increase was mainly attributable to the contribution from business acquisitions of $381.4 million and an increase of $204.2 million from existing operations, which included an increase in fuel surcharge revenue of $181.5 million due to the sharp increase in fuel costs.

For the six months ended June 30, 2022, total revenue was $4,613.8 million, up 55%, or $1,628.3 million, from Q2 2021. The increase was mainly attributable to the contribution from business acquisitions of $1,323.3 million and an increase of $305.0 million from existing operations, which included an increase in fuel surcharge revenue of $246.4 million due to the sharp increase in fuel costs.

Operating expenses

For the three months ended June 30, 2022, the Company’s operating expenses increased by $665.6 million, to $2,031.3 million, from $1,365.8 million in Q2 2021. The increase is attributable to $346.7 million from business acquisitions, $35.3 million from existing operations, and $283.6 million from the bargain purchase gain included in the operating expenses of 2021.

For the three months ended June 30, 2022, material and services expenses, net of fuel surcharge, increased by $49.5 million, to $826.3 million from $776.8 million from the same period last year due to the impact from business acquisitions of $106.5 million offset by a decrease from existing operations of $57.0 million.

For the three months ended June 30, 2022, personnel expense increased 24% to $618.8 million from $500.2 million in Q2 2021. The increase is attributable to an impact from business acquisitions of $137.8 million and a decrease in existing operations of $19.2 million. The personnel expense includes a $7.1 million gain on the mark-to-market of the director share units in Q2 2022 as compared to a $5.9 million loss in same prior year period.

Other operating expenses, which are primarily comprised of costs related to office and terminal rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses, increased by $32.3 million for the three months ended June 30, 2022 as compared to the same period last year, attributable primarily to the impact from business acquisitions of $21.7 million.

For the three months ended June 30, 2022, the gains from the sale of the rolling stock and equipment increased by $18.6 million from $5.8 million in Q2 2021 to $24.3 million attributable to a favorable resale market. In addition, there was a gain on sale of assets held for sale of $60.9 million related to the sale of real estate in Q2 2022.

For the six months ended June 30, 2022, the Company’s operating expenses increased by $1,590.3 million from $2.41 billion in 2021 to $4.00 billion in 2022. The increase is mainly attributable to $1,222.0 million from business acquisitions, increase in gains on sale of rolling stock and equipment of $34.8 million, increase in gain on assets held for sale of $57.0 million and from existing operations attributable to the increase in sales.

Operating income

For the three months ended June 30, 2022, the Company’s operating income decreased by $80.0 million to $391.0 million as compared to $470.9 million in the same quarter in 2021. The decrease is attributable to a $283.6 million bargain purchase gain recognized on the acquisition of UPS Freight in Q2 2021. This decrease is offset by contributions from business acquisitions of $34.7 million and an increase from existing operations of $169.0 million. The

Management’s Discussion and Analysis

increase from existing operations was due to maintaining tight controls on expenses while benefiting from increased rates and a strong industrial demand environment and the gain on the assets held for sale of $60.9 million. The operating margin as a percentage of revenue before fuel surcharge of 19.7% compared to 11.3% in Q2 2021, when excluding the impact from the bargain purchase gain.

For the six months ended June 30, 2022, the Company’s operating income rose by $38.1 million to $610.7 million as compared to $572.7 million in the same period in 2021, despite the inclusion of the bargain purchase gain of $283.6 million included in 2021.

Finance income and costs

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
Finance costs (income)	2022	2021	2022	2021
Interest expense on long-term debt	14,146	11,608	26,277	21,480
Interest expense on lease liabilities	3,262	3,514	6,623	6,516
Interest income and accretion on promissory note	(60)	(14)	(83)	(583)
Net change in fair value and accretion expense of contingent considerations	72	(96)	29	163
Net foreign exchange (gain) loss	(105)	(695)	202	(733)
Net impact of early repayment of contingent consideration	—	(1,469)	—	(1,469)
Others	4,222	3,764	8,678	5,673
Net finance costs	21,537	16,612	41,726	31,047

Interest expense on long-term debt

Interest expense on long-term debt for the three-month period ended June 30, 2022 was $2.5 million higher than the same quarter last year, of which $2.0 million of the increase is attributable to a higher average debt level, based on the month-end debt levels, of $1.71 billion for Q2 2022 compared to an average debt level of $1.46 billion in Q2 2021, and of which $0.5 million is due to a small increase in the effective interest rate.

The interest expense on long-term debt for the six-month period ended June 30, 2022 was $4.8 million higher than the same period last year mainly due to the increase in the average level of debt which was $1.67 billion in 2022 compared to $1.32 billion in 2021.

Net foreign exchange gain or loss and net investment hedge

The Company designates as a hedge a portion of its U.S. dollar denominated debt held against its net investments in U.S. operations. This accounting treatment allows the Company to offset the designated portion of foreign exchange gain (or loss) of its debt against the foreign exchange loss (or gain) of its net investments in U.S. operations and present them in other comprehensive income. Net foreign exchange gains or losses recorded in income or loss are attributable to the translation of the U.S. dollar portion of the Company’s credit facilities not designated as a hedge and to the translation of other financial assets and liabilities denominated in currencies other than the functional currency. For the three-month period ended June 30, 2022, a loss of $32.0 million of foreign exchange variations (a loss of $27.8 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the three-month period ended June 30, 2021, a gain of $5.1 million of foreign exchange variations (a gain of $4.4 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

For the six-month period ended June 30, 2022, a loss of $23.2 million of foreign exchange variations (a loss of $20.2 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the six-month period ended June 30, 2021, a gain of $8.0 million of foreign exchange variations (a gain of $6.9 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

Income tax expense

For the three months ended June 30, 2022, the Company’s effective tax rate was 25.1%. The income tax expense of $92.6 million reflects a $5.3 million favorable variance versus an anticipated income tax expense of $97.9 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is mainly due to favorable variations from tax deductions and tax exempt income of $4.9 million.

For the six months ended June 30, 2022, the Company’s effective tax rate was 25.4%. The income tax expense of $144.5 million reflects a $6.3 million favorable variance versus an anticipated income tax expense of $150.8 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is mainly due to favorable variations from tax deductions and tax exempt income of $9.7 million which is partially offset by unfavourable variances of $1.7 million and $1.6 million for non-deductible expenses and adjustments for prior periods, respectively.

Management’s Discussion and Analysis

Net income and adjusted net income

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended June 30			Six months ended June 30
	2022	2021*	2020	2022	2021*	2020
Net income	276,825	411,765	50,458	424,548	478,652	106,246
Amortization of intangible assets related to business acquisitions	12,972	12,822	11,211	26,069	26,127	21,927
Net change in fair value and accretion expense of contingent considerations	72	(96)	29	29	163	80
Net change in fair value of derivatives	—	—	(245)	—	—	234
Net foreign exchange (gain) loss	(105)	(695)	4	202	(733)	(1,245)
Bargain purchase gain	—	(283,593)	—	—	(283,593)	(4,008)
(Gain) loss on sale of land and buildings and assets held for sale	(60,850)	100	(158)	(60,894)	(3,723)	(7,795)
Loss on disposal of intangible assets	—	5	—	—	5	—
U.S. Tax Reform	—	—	8,767	—	—	8,767
Tax impact of adjustments	12,235	(3,087)	(2,835)	8,770	(6,040)	(4,412)
Adjusted net income[1]	241,149	137,221	67,231	398,724	210,858	119,794
Adjusted EPS – basic[1]	2.66	1.47	0.77	4.37	2.26	1.39
Adjusted EPS – diluted[1]	2.61	1.44	0.76	4.28	2.21	1.37

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

For the three months ended June 30, 2022, TFI International’s net income was $276.8 million as compared to $411.8 million in Q2 2021, which included a bargain purchase gain on the acquisition of UPS Freight of $283.6 million. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $241.1 million as compared to $137.2 million in Q2 2021, an increase of 76% or $103.9 million. Adjusted EPS, fully diluted, increased by $1.17 to $2.61 from $1.44 in Q2 2021.

For the six months ended June 30, 2022, TFI International’s net income was $424.5 million as compared to $478.7 million in Q2 2021, which included a bargain purchase gain on the acquisition of UPS Freight of $283.6 million. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $398.7 million as compared to $210.9 million in Q2 2021, an increase of 89% or $187.99 million. Adjusted EPS, fully diluted, increased by $2.07 to $4.28 from $2.21 in Q2 2021.

1 This is a non-IFRS. For the reconciliation, refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload*	Truckload	Logistics*	Corporate	Eliminations	Total
Three months ended June 30, 2022
Revenue before fuel surcharge[1]	125,082	870,176	556,894	453,701	—	(16,403)	1,989,450
% of total revenue[2]	7%	45%	29%	19%			100%
Adjusted EBITDA[3]	43,576	171,821	176,899	52,254	(2,650)	—	441,900
Adjusted EBITDA margin[3,4]	34.8%	19.7%	31.8%	11.5%			22.2%
Operating income (loss)	36,800	187,284	127,370	42,368	(2,852)	—	390,970
Operating margin[3,4]	29.4%	21.5%	22.9%	9.3%			19.7%
Total assets less intangible assets[3]	188,106	2,239,109	1,419,984	300,297	131,039	—	4,278,535
Net capital expenditures[3]	301	17,939	2,087	28	(35)	—	20,320
Three months ended June 30, 2021
Revenue before fuel surcharge[1]	145,235	625,265	481,541	406,902	—	(7,973)	1,650,970
% of total revenue[2]	9%	39%	30%	23%			100%
Adjusted EBITDA[3]	36,138	108,824	115,152	44,872	(19,607)	—	285,379
Adjusted EBITDA margin[3,4]	24.9%	17.4%	23.9%	11.0%			17.3%
Operating income (loss)	29,543	351,295	62,626	47,566	(20,109)	—	470,921
Operating margin[3,4]	20.3%	56.2%	13.0%	11.7%			28.5%
Total assets less intangible assets[3]	183,208	1,981,974	1,413,538	261,320	140,016		3,980,056
Net capital expenditures[3]	1,041	576	23,449	113	85	—	25,264
Six months ended June 30, 2022
Revenue before fuel surcharge[1]	249,662	1,705,575	1,072,819	889,079	—	(33,837)	3,883,298
% of total revenue[2]	7%	45%	28%	20%			100%
Adjusted EBITDA[3]	76,515	304,093	304,111	96,579	(9,444)	—	771,854
Adjusted EBITDA margin[3,4]	30.6%	17.8%	28.3%	10.9%			19.9%
Operating income (loss)	62,885	282,054	198,398	77,250	(9,851)	—	610,736
Operating margin[3,4]	25.2%	16.5%	18.5%	8.7%			15.7%
Total assets less intangible assets[3]	188,106	2,239,109	1,419,984	300,297	131,039	—	4,278,535
Net capital expenditures[3]	3,447	63,216	(3,819)	535	46	—	63,425
Six months ended June 30, 2021
Revenue before fuel surcharge[1]	276,758	756,891	906,108	785,294	—	(14,947)	2,710,104
% of total revenue[2]	10%	29%	34%	27%			100%
Adjusted EBITDA[3]	61,001	143,463	209,769	84,249	(36,906)	—	461,576
Adjusted EBITDA margin[3,4]	22.0%	19.0%	23.2%	10.7%			17.0%
Operating income (loss)	47,867	373,431	112,632	76,626	(37,890)	—	572,666
Operating margin[3,4]	17.3%	49.3%	12.4%	9.8%			21.1%
Total assets less intangible assets[3]	183,208	1,981,974	1,413,538	261,320	140,016	—	3,980,056
Net capital expenditures[3]	2,085	3,672	29,157	117	105	—	35,136

1 Includes intersegment revenue.

2 Segment revenue including fuel surcharge and intersegment revenue to consolidated revenue including fuel surcharge and intersegment revenue.

3 This is a non-IFRS measures. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

4 As a percentage of revenue before fuel surcharge.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Package and Courier

(unaudited)	Three months ended June 30				Six months ended June 30
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	166,465		164,834		319,300		310,799
Fuel surcharge	(41,383)		(19,599)		(69,638)		(34,041)
Revenue	125,082	100.0%	145,235	100.0%	249,662	100.0%	276,758	100.0%
Materials and services expenses (net of fuel surcharge)	38,393	30.7%	62,630	43.1%	85,259	34.1%	123,687	44.7%
Personnel expenses	36,967	29.6%	39,952	27.5%	74,812	30.0%	78,332	28.3%
Other operating expenses	6,657	5.3%	6,522	4.5%	13,778	5.5%	13,767	5.0%
Depreciation of property and equipment	3,286	2.6%	3,039	2.1%	6,627	2.7%	6,077	2.2%
Depreciation of right-of-use assets	3,326	2.7%	3,304	2.3%	6,675	2.7%	6,549	2.4%
Amortization of intangible assets	164	0.1%	252	0.2%	328	0.1%	508	0.2%
Gain on sale of rolling stock and equipment	(513)	-0.4%	(7)	-0.0%	(704)	-0.3%	(24)	-0.0%
(Gain) loss on derecognition of right-of-use assets	2	0.0%	-	-	2	0.0%	(5)	-0.0%
Operating income	36,800	29.4%	29,543	20.3%	62,885	25.2%	47,867	17.3%
Adjusted EBITDA[1]	43,576	34.8%	36,138	24.9%	76,515	30.6%	61,001	22.0%
Return on invested capital[1]		27.6%		23.0%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Operational data
(unaudited)	Three months ended June 30				Six months ended June 30
(Revenue in U.S. dollars)	2022	2021	Variance	%	2022	2021	Variance	%
Revenue per pound (including fuel)	$0.51	$0.46	$0.05	10.9%	$0.49	$0.46	$0.03	6.5%
Revenue per pound (excluding fuel)	$0.38	$0.41	$(0.03)	-7.3%	$0.38	$0.41	$(0.03)	-7.3%
Revenue per package (excluding fuel)	$6.07	$6.41	$(0.34)	-5.3%	$6.07	$6.24	$(0.17)	-2.7%
Tonnage (in thousands of metric tons)	149	161	(12)	-7.5%	295	306	(11)	-3.6%
Packages (in thousands)	20,613	22,662	(2,049)	-9.0%	41,121	44,363	(3,242)	-7.3%
Average weight per package (in lbs.)	15.93	15.66	0.27	1.7%	15.81	15.20	0.61	4.0%
Vehicle count, average	1,049	1,033	16	1.5%	1,073	1,036	37	3.6%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$12.21	$12.27	$(0.06)	0.5%	$11.45	$11.54	$(0.09)	-0.8%

Revenue

For the three months ended June 30, 2022, revenue decreased by $20.2 million or 13.9%, from $145.2 million in 2021 to $125.1 million in 2022. This decrease is mostly attributable to a 9% decrease in packages and a 5.3% decrease in revenue per package (excluding fuel surcharge). The decrease in revenue per package is attributable to a decrease of 7.3% in revenue per pound (excluding fuel surcharge) offset by a 1.7% increase in average weight per package. The decrease in packages is attributable to softness in the market, primarily in the business-to-consumer deliveries. The increase in weight per package and reduction in revenue per pound is mainly attributable to the increase of business-to-business’ share of the total volume.

For the six-months ended June 30, 2022, revenue decreased by $27.1 million or 9.8%, from $276.8 million in 2021 to $249.7 million in 2022. This decrease is attributable to a 2.7% decrease in revenue per package combined with a 7.3% decrease in packages related primarily to softness in the business-to-consumer market.

Operating expenses

For the three months ended June 30, 2022, materials and services expenses, net of fuel surcharge revenue, decreased $24.2 million or 38.7%, mostly due to an increase of $21.8 million in fuel surcharge revenue combined with a decrease of $3.3 million in P&D costs due to a reduction in packages, partially offset by a $1.3 million increase in linehaul costs. Personnel expenses decreased by $3.0 million or 7.5% primarily from a $3.7 million decrease in direct labor and a decrease of $0.4 million in administrative salaries offset by an increase of $0.8 million in severance and a reduction of $0.4 million in wage subsidies as none were claimed in 2022. The decrease in direct labor is primarily attributable to the decrease in overall volume.

For the six-months ended June 30, 2022, materials and services expenses, net of fuel surcharge revenue, decreased $38.4 million or 31.1%, mostly due to a $35.6 million increase in fuel surcharge revenue combined with a decrease of $5.7 million in P&D costs driven by decreased volume, partially offset by a $2.5 million increase in linehaul costs. Personnel expenses decreased by $3.5 million or 4.5% primarily from a $5.9 million decrease in direct labor offset by an increase of $0.7 million in severance and reduction of $1.2 million in wage subsidies as none were claimed in 2022. The decrease in direct labor is primarily attributable to the decrease in overall volume.

Management’s Discussion and Analysis

Operating income

Operating income for the three months ended June 30, 2022, increased by $7.2 million or 24.6%. The operating margin was 29.4% in the second quarter of 2022, a strong improvement when compared to 20.3% for the same period in 2021.

For the six-month period ended June 30, 2022, operating income increased by $15.0 million or 31.4%. The operating margin was 25.2% for this period of 2022, a strong improvement when compared to 17.3% for the same period in 2021.

The return on invested capital increased 466 basis points, from 23.0% in the trailing twelve months ended June 30, 2021, to 27.6% in the trailing twelve months ended June 30, 2022. This is primarily due to an increase in operating income over the same period.

Less-Than-Truckload

(unaudited)	Three months ended June 30				Six months ended June 30
(in thousands of U.S. dollars)	2022	%	2021*	%	2022	%	2021*	%
Total revenue	1,097,977		716,027		2,098,087		866,549
Fuel surcharge	(227,801)		(90,762)		(392,512)		(109,658)
Revenue	870,176	100.0%	625,265	100.0%	1,705,575	100.0%	756,891	100.0%
Materials and services expenses (net of fuel surcharge)	260,113	29.9%	217,798	34.8%	527,193	30.9%	278,041	36.7%
Personnel expenses	376,659	43.3%	262,183	41.9%	755,555	44.3%	294,569	38.9%
Other operating expenses	62,511	7.2%	36,720	5.9%	119,885	7.0%	41,174	5.4%
Depreciation of property and equipment	27,295	3.1%	18,296	2.9%	52,850	3.1%	22,848	3.0%
Depreciation of right-of-use assets	9,603	1.1%	8,340	1.3%	19,250	1.1%	14,063	1.9%
Amortization of intangible assets	2,278	0.3%	2,480	0.4%	4,578	0.3%	4,717	0.6%
Bargain Purchase Gain	-	-	(271,593)	-43.4%	-	-	(271,593)	(35.9)%
Gain on sale of rolling stock and equipment	(919)	-0.1%	(195)	-0.0%	(1,220)	-0.1%	(258)	-0.0%
(Gain) loss on derecognition of right-of-use assets	(9)	-0.0%	(65)	-0.0%	69	0.0%	(98)	-0.0%
(Gain) loss on sale of land and buildings and assets held for sale	(54,639)	-6.3%	6	0.0%	(54,639)	-3.2%	(3)	-0.0%
Operating income	187,284	21.5%	351,295	56.2%	282,054	16.5%	373,431	49.3%
Adjusted EBITDA[1]	171,821	19.7%	108,824	17.4%	304,093	17.8%	143,463	19.0%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Operational data
(unaudited)	Three months ended June 30				Six months ended June 30
(Revenue in U.S. dollars)	2022	2021	Variance	%	2022	2021	Variance	%
U.S. LTL
Revenue (in thousands of dollars)[1]	585,539	402,865	182,675	45.3%	1,166,961	403,502	763,459	189.2%
Adjusted Operating Ratio[2]	88.0%	90.1%			89.3%	90.1%
Revenue per hundredweight (excluding fuel)[1]	$29.84	$27.22	$2.62	9.6%	$29.42	$27.26	$2.16	7.9%
Revenue per shipment (excluding fuel)[1]	$322.08	$282.91	$39.17	13.8%	$318.75	$283.36	$35.39	12.5%
Tonnage (in thousands of tons)[1]	981	740	241	32.6%	1,983	740	1,243	168.0%
Shipments (in thousands)[1]	1,818	1,424	394	27.7%	3,661	1,424	2,237	157.1%
Average weight per shipment (in lbs)[1]	1,079	1,039	40	3.8%	1,083	1,039	44	4.2%
Average length of haul (in miles)[1]	1,097	1,065	32	3.0%	1,101	1,065	36	3.4%
Vehicle count, average	4,908	5,062	(154)	-3.0%	4,705	5,062	(357)	-7.1%
Return on invested capital[2,3]	24.5%	-
Canadian LTL
Revenue (in thousands of dollars)	148,685	144,211	4,474	3.1%	291,182	275,838	15,344	5.6%
Adjusted Operating Ratio[2]	69.1%	77.9%			74.0%	80.5%
Revenue per hundredweight (excluding fuel)	$11.63	$10.84	$0.79	7.3%	$11.57	$10.58	$0.99	9.4%
Revenue per shipment (excluding fuel)	$249.89	$226.04	$23.85	10.6%	$246.76	$224.62	$22.14	9.9%
Tonnage (in thousands of tons)	639	665	(26)	-3.9%	1,258	1,303	(45)	-3.5%
Shipments (in thousands)	595	638	(43)	-6.7%	1,180	1,228	(48)	-3.9%
Average weight per shipment (in lbs)	2,148	2,085	63	3.0%	2,132	2,122	10	0.5%
Average length of haul (in miles)	741	765	(24)	-3.1%	758	761	(3)	-0.4%
Vehicle count, average	792	835	(43)	-5.1%	795	854	(59)	-6.1%
Return on invested capital[2]	20.4%	16.3%
[1] Operational statistics exclude figures from Ground Freight Pricing (“GFP”).
[2] This is a non-IFRS measure. For a reconciliation please refer to the “Non-IFRS and Other Financial Measures” section below.
[3] Comparative return on invested capital for 2021 is not disclosed as the segment was created post UPS Freight acquisition in Q2 2021.

Management’s Discussion and Analysis

Revenue

For the three months ended June 30, 2022, revenue increased by $244.9 million to $870.2 million. This increase is mainly due to the acquisition of UPS Freight that contributed $238.3 million.  In U.S. LTL, the Company continued to implement increases in base rates and accessorial revenue to further improve the yield, which led to a 2.1% increase in revenue per shipment (excluding fuel) when compared to the first quarter of 2022 and 13.8% when compared to the second quarter of 2021.  Revenue from existing operations increased $6.6 million, or 1.1%, when compared to the second quarter of 2021.  In Canadian LTL, this increase in revenue is due to a 10.6% increase in revenue per shipment (excluding fuel) partially offset by a 6.7% decrease in shipments. The increase in revenue per shipment is the result of a 7.3% increase in revenue per hundredweight combined with a 3.0% increase in average weight per shipment. Continuous improvement in shipment profile, focus on improving the quality of freight and account-level yield management continue to drive the yield improvement compared to 2021.

For the six-month period ended June 30, 2022, revenue increased $948.7 million to $1,705.6 million.  The increase is due primarily to the business acquisition in U.S. LTL of $933.3 million, and increased revenue from existing Canadian LTL operations of $15.4 million.

Operating expenses

For the three months ended June 30, 2022, materials and services expenses, net of fuel surcharge revenue, increased $42.3 million, including $73.0 million attributable to business acquisition.  Before business acquisition, the net decrease of $30.7 million is attributable to $81.2 million of higher fuel surcharge revenue, partially offset by $34.8 million of higher sub-contractor cost and a $17.3 million increase in fuel expenses. Personnel expenses increased $114.5 million, with $111.2 million coming from business acquisitions and a $2.4 million reduction in Canada Emergency Wage Subsidy. Other operating expenses increased $25.8 million, $18.0 million due to the business acquisition of UPS Freight and $7.7 million from existing operations, mostly related to increase in IT cost.

For the six-month period ended June 30, 2022, materials and services expenses, net of fuel surcharge revenue, increased $249.2 million with $284.7 attributable to the business of UPS Freight.  Before business acquisition,  materials and services expenses decreased $35.5 million, or 12.8%, mostly due to a $95.2 million increase in fuel surcharge revenue, partially offset by a $40.4 million increase in sub-contractor costs and a $19.9 million increase in fuel cost.  Personnel expenses before business acquisition increased $8.3 million, or 2.8%, mostly attributable to $5.1 million from the Canada Emergency Wage Subsidy compared to the same period in 2021.  Other operating expenses before business acquisition increased $9.6 million when compared to the same period in 2021, mostly from an increase in IT costs.

Gain on sale of property

For the three month period ended June 30, 2022, a $54.6 million gain on sale of assets held for sale was recorded in the LTL segment following the sale of properties. One such property in southern California sold for a total consideration of $83.0 million. The property was utilized at less than 50% and did not require a long term sale and lease back transaction. The operations will be moved to other facilities in the region.

Operating income

Operating income for the three months ended June 30, 2022, decreased 47% or $164.0 million primarily due to a bargain purchase gain of $271.6 million recognized in the prior year.  Excluding the impact of the bargain purchase gain, operating income for the LTL segment increased $107.6 million to $187.3 million.  This increase includes a $27.4 million contribution from business acquisitions and an increase of $80.1 million, from existing operations, including a gain of $54.6 million on property sale.  Adjusted operating ratio, a non-IFRS measure, of the Canadian LTL operations improved to 69.1% in the second quarter of 2022 as compared to 77.9% for the same period in 2021. With the focus on improving freight profile by identifying shipments that fit the Company’s network and continued focus on cost controls and productivity, US LTL operations achieved an 88.0% adjusted operating ratio, a non-IFRS measure, in the second quarter of 2022, compared to 90.1% in the second quarter of 2021.

For the six-month period ended June 30, 2022, operating income before business acquisition, and excluding the aforementioned bargain purchase gain, increased $87.6 million to $189.5 million, which is explained by the gain on assets held for sale of $54.6 million, $27.4 from improved performance in existing operations.

Return on invested capital, a non-IFRS measure, for our Canadian based LTL segment was 20.4% in the second quarter of 2022, a 410-basis point increase from 16.3% in the second quarter of 2021. That increase is mostly related to materially higher operating income, partially reduced by slightly higher invested capital.  Return on invested capital for the US LTL was 24.5% in the second quarter of 2022.

Management’s Discussion and Analysis

Truckload

(unaudited)	Three months ended June 30				Six months ended June 30
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	703,234		547,964		1,312,908		1,022,570
Fuel surcharge	(146,340)		(66,423)		(240,089)		(116,462)
Revenue	556,894	100.0%	481,541	100.0%	1,072,819	100.0%	906,108	100.0%
Materials and services expenses (net of fuel surcharge)	222,493	40.0%	204,240	42.4%	447,986	41.8%	385,574	42.6%
Personnel expenses	159,371	28.6%	151,825	31.5%	322,531	30.1%	289,450	31.9%
Other operating expenses	20,959	3.8%	15,955	3.3%	40,480	3.8%	30,569	3.4%
Depreciation of property and equipment	35,284	6.3%	34,344	7.1%	70,341	6.6%	67,445	7.4%
Depreciation of right-of-use assets	14,567	2.6%	12,952	2.7%	29,423	2.7%	23,276	2.6%
Amortization of intangible assets	5,914	1.1%	5,201	1.1%	12,229	1.1%	10,316	1.1%
Gain on sale of rolling stock and equipment	(22,880)	-4.1%	(5,579)	-1.2%	(42,214)	-3.9%	(9,106)	-1.0%
(Gain) loss on derecognition of right-of-use assets	52	0.0%	(52)	-0.0%	(75)	-0.0%	(148)	-0.0%
(Gain) loss on sale of land and buildings and assets held for sale	(6,236)	-1.1%	24	0.0%	(6,280)	-0.6%	(3,905)	-0.4%
Loss on disposal of intangible assets	—	-	5	0.0%	—	-	5	0.0%
Operating income	127,370	22.9%	62,626	13.0%	198,398	18.5%	112,632	12.4%
Adjusted EBITDA[1]	176,899	31.8%	115,152	23.9%	304,111	28.3%	209,769	23.2%

Operational data	Three months ended June 30				Six months ended June 30
(unaudited)	2022	2021	Variance	%	2022	2021	Variance	%
Specialized TL
Revenue (in thousands of U.S. dollars)	272,887	232,243	40,644	17.5%	522,771	446,480	76,291	17.1%
Adjusted operating ratio	76.9%	82.6%			80.5%	84.4%
Tractor count, average	2,312	2,313	(1)	-0.0%	2,288	2,310	(22)	-0.9%
Trailer count, average	7,309	6,619	691	10.4%	7,237	6,631	606	9.1%
Tractor age	4.0	3.8	0.2	5.3%	4.0	3.8	0.2	5.3%
Trailer age	12.7	12.8	(0.1)	-0.8%	12.7	12.8	(0.1)	-0.8%
Number of owner operators, average	1,079	1,064	15	1.4%	1,082	1,058	24	2.3%
Return on invested capital[1]	13.0%	11.2%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	88,072	61,493	26,579	43.2%	164,379	117,285	47,094	40.2%
Adjusted operating ratio	73.4%	86.5%			79.0%	87.3%
Total mileage (in thousands)	23,560	22,779	781	3.4%	46,719	44,930	1,789	4.0%
Tractor count, average	690	614	76	12.4%	692	619	73	11.8%
Trailer count, average	3,337	2,710	627	23.1%	3,424	2,729	695	25.4%
Tractor age	3.1	2.7	0.4	14.8%	3.1	2.7	0.4	14.8%
Trailer age	6.6	5.3	1.3	24.5%	6.6	5.3	1.3	24.5%
Number of owner operators, average	277	302	(25)	-8.2%	283	305	(22)	-7.2%
Return on invested capital[1]	16.7%	12.5%
U.S. based Conventional TL
Revenue (in thousands of U.S. dollars)	198,339	189,515	8,825	4.7%	390,105	345,133	44,972	13.0%
Adjusted operating ratio	82.5%	92.7%			85.7%	93.0%
Total mileage (in thousands)	80,943	92,603	-11,660	-12.6%	160,624	173,890	-13,265	-7.6%
Tractor count, average	3,202	3,334	(131)	-3.9%	3,261	3,094	168	5.4%
Trailer count, average	11,081	11,902	(821)	-6.9%	11,360	11,379	(20)	-0.2%
Tractor age	2.4	2.9	(0.5)	-17.2%	2.4	2.9	(0.5)	-17.2%
Trailer age	7.6	7.4	0.2	2.7%	7.6	7.4	0.2	2.7%
Number of owner operators, average	274	499	(225)	-45.1%	299	516	(217)	-42.1%
Return on invested capital[1]	8.2%	5.5%
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

Revenue

For the three months ended June 30, 2022, revenue increased by $75.4 million, or 16%, from $481.5 million in Q2 2021 to $556.9 million. This increase was due to contributions from business acquisitions of $60.5 million and an increase in revenue from existing operations of $14.9 million. For Specialized TL, revenue increased by $40.6 million, or 18%, compared to the prior year period, primarily due to contributions from business acquisitions of $28.4 million and organic growth of $12.2 million. For Canadian based conventional TL operations, revenue increased by $26.6 million, or 43%, compared to the same prior year period. The increase was due to a 27.8% improvement in revenue per tractor, driven by a 30.5% improvement in revenue per mile, with miles broadly flat year over year. For U.S. based conventional TL, revenue increased by $8.8 million, or 4.7%, compared to prior year period. The strong pricing and tight capacity in the U.S. market led to a 19.5% improvement year over year in revenue per mile. Miles per tractor declined by 3.6%, which is

Management’s Discussion and Analysis

attributable to unseated tractors resulting from limited driver availability. For the three months ended June 30, 2022, the average unseated tractors percentage in the U.S. based conventional TL operations remained high at 11.0%, compared to 13.5% in 2021

For the six months ended June 30, 2022, TL revenue increased by $166.7 million, or 18%, from $906.1 million in 2021 to $1,072.8 million in 2022. This increase is mainly due to contributions from business acquisitions of $150.6 million and an increase in revenue from existing operations of $16.1 million.

Operating expenses

For the three months ended June 30, 2022, operating expenses, net of fuel surcharge, increased by $10.6 million or 3%, from $418.9 million in 2021 to $429.5 million in 2022. This is mainly due to $54.5 million in operating expenses, net of fuel surcharge, from business acquisitions, partially offset by a decrease in operating expenses, net of fuel surcharge, from existing truckload operations. The Company continues to improve its cost structure and increase the efficiency and profitability of its existing fleet and network of independent contractors. In U.S. based conventional truckload, as a result of the assets acquired in the business acquisition of TForce Freight’s TL division, the Company continues to evaluate its level of excess equipment and disposed of excess equipment which generated an additional $17.3 million gain when compared to the same prior year period.

For the six months ended June 30, 2022, TL operating expenses, net of fuel surcharge, increased by $81.0 million or 10%, from $793.5 million in 2021 to $874.4 million in 2022. Business acquisitions accounted for $143.3 million of the increase in operating expenses offset by an increase in the gain on sale of property and equipment of $33.1 million and an increase in profitability and efficiency from existing operations.

Operating income

For the three months ended June 30, 2022, the TL segment’s operating ratio was 77.1%, which improved from 87.0% in the same prior year period. Operating income for the TL segment was $127.4 million for the three months ended June 30, 2022, up from $62.6 million in the second quarter of 2021. The increase includes $22.9 million of gains from the disposal of rolling stock and equipment, a $17.3 million increase from the prior year period. In the second quarter of 2022, a $6.2 million gain on sale of assets held for sale was recorded in the Truckload segment following the sale of a property for total considerations of $8.0 million. This disposal is a result of management’s continued efforts to improve efficiencies and benefit from economies of scale through the consolidation of operating locations.

For the six months ended June 30, 2022, operating income in the TL segment increased by $85.8 million, or 76%, from $112.6 million in 2021 to $198.4 million in 2022. The increase is primarily due to an increase in the gains on sale of rolling stock and equipment of $33.1 million, to contributions from business acquisitions of $7.4 million, and to increased efficiency in existing operations.

Return on invested capital, a non-IFRS measure, for the Specialized TL segment increased to 13.0% as compared to 11.2% in the same prior year period due primarily to an increase in operating income. The return on invested capital, a non-IFRS measure, for Canadian based and U.S. based Conventional TL was 16.7% and 8.2% compared to 12.5% and 5.5%, respectively, for the same prior year period, reflecting an increase in operating income.

Logistics

(unaudited)	Three months ended June 30				Six months ended June 30
(in thousands of U.S. dollars)	2022	%	2021*	%	2022	%	2021*	%
Total revenue	475,382		416,828		924,802		802,206
Fuel surcharge	(21,681)		(9,926)		(35,723)		(16,912)
Revenue	453,701	100.0%	406,902	100.0%	889,079	100.0%	785,294	100.0%
Materials and services expenses (net of fuel surcharge)	328,245	72.3%	306,585	75.3%	657,266	73.9%	593,023	75.5%
Personnel expenses	39,027	8.6%	28,913	7.1%	70,113	7.9%	57,762	7.4%
Other operating expenses	34,207	7.5%	26,529	6.5%	65,161	7.3%	50,514	6.4%
Depreciation of property and equipment	397	0.1%	400	0.1%	768	0.1%	812	0.1%
Depreciation of right-of-use assets	3,801	0.8%	3,544	0.9%	7,473	0.8%	7,039	0.9%
Amortization of intangible assets	5,688	1.3%	5,362	1.3%	11,088	1.2%	11,772	1.5%
Bargain purchase gain	—	—	(12,000)	-2.9%	—	—	(12,000)	-1.5%
(Gain) loss on sale of rolling stock and equipment	(32)	-0.0%	4	0.0%	(32)	-0.0%	6	0.0%
Gain on derecognition of right-of-use assets	—	—	(1)	-0.0%	(8)	-0.0%	(260)	-0.0%
Operating income	42,368	9.3%	47,566	11.7%	77,250	8.7%	76,626	9.8%
Adjusted EBITDA[1]	52,254	11.5%	44,872	11.0%	96,579	10.9%	84,249	10.7%
Return on invested capital[1]		21.1%		22.4%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Revenue

For the three months ended June 30, 2022, revenue increased by $46.8 million, or 12%, from $406.9 million in 2021 to $453.7 million in 2022, mainly due to 3PL volume improvement in the U.S and to contributions from business acquisitions of $17.0 million. Excluding business acquisition, revenue increased by $29.8 million, or 7%,

For the six-month period ended June 30, 2022, revenue increased by 103.8 million, or 13%, from $785.3 million in 2021 to $889.1 million. The increase is attributable to the contribution from business acquisitions of $30.7 million and $73.1 million, or 9%, from 3PL existing operations.

Approximately 78% (2021 – 76%) of the Logistics segment’s revenues in the quarter were generated from operations in the U.S. and approximately 22% (2021 – 24%) were generated from operations in Canada and Mexico.

Operating expenses

For the three months ended June 30, 2022, total operating expenses, net of fuel surcharge increased by $51.9 million, or 14% relative to the same prior year period, from $359.3 million to $411.3 million. Business acquisitions accounted for $15.7 million and total operating expenses, net of fuel surcharge increased by $36.3 million for existing operations. For existing operations, materials and services expenses (net of fuel surcharge) increased by $17.2 million related to revenue growth and other operating expenses increased by $7.1 million mostly due to TFWW agent commissions related to higher 3PL revenue.

For the six months ended June 30, 2022, total operating expenses, net of fuel surcharge increased by $103.2 million, or 15%, from $708.7 million in 2021 to $811.8 million. Business acquisitions accounted for $29.4 million and total operating expenses, net of fuel surcharge increased by $73.8 million for existing operations. This increase is primarily from materials and services expenses (net of fuel surcharge) which increased by $50.2 million related to revenue growth.

Operating income

Operating income for the three months ended June 30, 2022 decreased by $5.2 million, or 11%, from $47.6 million to $42.4 million, mostly due to the $12.0 million bargain purchase gain from the TForce Freight Logistics acquisition in Q2 2021. Excluding business acquisitions, operating margin increased by $5.6 million, mainly as a result of better quality revenue and margin improvement in the 3PL US businesses.

For the six-month period ended June 30, 2022, operating income increased by $0.6 million, or 1%. Excluding business acquisitions and the bargain purchase gain, operating income increased by $11.3 million, or 15%.

Return on invested capital of 21.1% compared to 22.4% in the same prior year period.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Sources of cash:
Net cash from operating activities	247,825	298,655	385,516	453,850
Proceeds from sale of property and equipment	44,071	29,608	87,986	46,608
Proceeds from sale of assets held for sale	91,928	210	91,928	6,701
Net variance in cash and bank indebtedness	5,558	281,734	4,006	—
Net proceeds from long-term debt	29,239	404,576	115,955	766,165
Others	6,931	8,758	11,990	19,050
Total sources	425,552	1,023,541	697,381	1,292,374
Uses of cash:
Purchases of property and equipment	74,522	60,887	164,948	98,256
Business combinations, net of cash acquired	34,030	869,424	56,265	888,443
Net variance in cash and bank indebtedness	—	—	—	119,765
Repayment of lease liabilities	30,598	27,342	61,225	51,503
Dividends paid	24,210	21,447	49,150	42,720
Repurchase of own shares	211,697	37,024	285,726	83,111
Others	50,495	7,417	80,067	8,576
Total usage	425,552	1,023,541	697,381	1,292,374

Cash flow from operating activities

For the six-month period ended June 30, 2022, net cash from operating activities decreased by 15% to $385.5 million from $453.9 million in 2021. The $68.3 million decrease is attributable primarily to declines in non-cash working capital of $307.2 million, resulting primarily from an increase sales which have increased the accounts receivable balance, and in particular the increase in fuel costs for which payments must be made much faster than fuel

Management’s Discussion and Analysis

surcharge revenue is received. Net income net of income statements adjustments offset the decrease by $186.2 million as a decline in net income of $54.1 million, negative adjustments for gain on sale of assets held for sale of $57.0 million and gain on sale of property and equipment of $34.8 million are offset by positive adjustments of $45.3 million for depreciation, $283.6 for bargain purchase gain and $2.4 million for share based transactions. Income taxes net of payments increase by $51.1 million. The increase in taxes are due to an increase in profits.

Cash flow used in investing activities

Property and equipment

The following table presents the additions of property and equipment by category for the three- and six-month periods ended June 30, 2022 and 2021.

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Additions to property and equipment:
Purchases as stated on cash flow statements	74,522	60,887	164,948	98,256
Non-cash adjustments	(285)	(346)	(876)	(2,500)
	74,237	60,541	164,072	95,756
Additions by category:
Land and buildings	10,023	5,367	12,905	13,347
Rolling stock	61,008	52,574	142,881	76,999
Equipment	3,206	2,600	8,286	5,410
	74,237	60,541	164,072	95,756

The Company invests in new equipment to maintain its quality of service while minimizing maintenance costs. Its capital expenditures reflect the level of reinvestment required to keep its equipment in good order and to maintain a strategic allocation of its capital resources. The increase in additions in 2022 compared to 2021 is due primarily to the fleet renewal of TForce Freight, acquired in the second quarter of 2021. In addition, the procurement of equipment was difficult in 2021 resulting in lower capital expenditures.

In the normal course of activities, the Company constantly renews its rolling stock equipment generating regular proceeds and gain or loss on disposition. The following table indicates the proceeds and gains or losses from sale of property and equipment and assets held for sale by category for the three- and six-month periods ended June 30, 2022 and 2021.

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Proceeds by category:
Land and buildings	92,105	(92)	92,172	6,036
Rolling stock	43,418	29,870	85,515	47,233
Equipment	476	40	2,227	40
	135,999	29,818	179,914	53,309
Gains (losses) by category:
Land and buildings	60,857	(100)	60,901	3,723
Rolling stock	24,416	5,908	42,758	9,689
Equipment	(54)	(60)	1,430	(121)
	85,219	5,748	105,089	13,291

Business acquisitions

For the six-month period ended June 30, 2022, cash used in business acquisitions, net of cash acquired, totalled $56.3 million to acquire four businesses. Refer to the section of this report entitled “2022 business acquisitions” and further information can be found in note 5 of the June 30, 2022 unaudited condensed consolidated interim financial statements.

Purchase of investments

For the six-month period ended June 30, 2022, cash used in the purchase of investments was $72.8 million (2021 – nil). These investments have been elected to be measured at fair value through OCI.

Cash flow used in financing activities

Debt

Management’s Discussion and Analysis

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debt taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing a fixed interest rate of 3.50% and 3.80%. Deferred financing fees of $0.3 million were recognized on the amount as a result of the transaction.

On March 23, 2022, the Company received an additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing a fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The two debt instruments described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2021 annual consolidated financial statements.

The proceeds of two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.

NCIB on common shares

Pursuant to the renewal of the normal course issuer bid (“NCIB”), which began on November 2, 2021 and is ending on November 1, 2022, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at June 30, 2022, and since the inception of this NCIB, the Company has repurchased and cancelled 4,365,041 common shares, of which 2,629,441 were repurchased and cancelled in the second quarter. On July 28, 2022, Board of Directors of TFI has authorized the Company to apply for an amendment to the current NCIB to increase the repurchase and cancellation of shares to a maximum of 8,798,283 shares, an increase of 1,798,283 over the previously authorized amount. The Company will apply for approval of the amendment from the Toronto Stock Exchange.

For the six-month period ended June 30, 2022, the Company repurchased 3,365,041 common shares (as compared to 1,067,062 during the same period in 2021) at a weighted average price of $84.91 per share (as compared to $77.89 in the prior year period) for a total purchase price of $285.7 million (as compared to $83.1 million the prior year period).

Free cash flow1

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30			Six months ended June 30
	2022	2021*	2020	2022	2021*	2020
Net cash from operating activities	247,825	298,655	168,108	385,516	453,850	305,285
Additions to property and equipment	(74,237)	(60,541)	(20,848)	(164,072)	(95,756)	(47,611)
Proceeds from sale of property and equipment	44,071	29,608	10,014	87,986	46,608	18,067
Proceeds from sale of assets held for sale	91,928	210	1,351	91,928	6,701	12,019
Free cash flow	309,587	267,932	158,625	401,358	411,403	287,760

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

The Company's objectives when managing its cash flow from operations are to ensure proper capital investment in order to provide stability and competitiveness for its operations, to ensure sufficient liquidity to pursue its growth strategy, and to undertake selective business acquisitions within a sound capital structure and a solid financial position.

For the six-month period ended June 30, 2022, TFI International generated free cash flow of $401.4 million, compared to $411.4 million in 2021, which represents a year-over-year decrease of $10.0 million, or 2%. The $68.3 million decrease in net cash from operating activities is attributable primarily to declines in non-cash working capital of $307.2 million, resulting primarily from increase in revenue which have increased the accounts receivable balance, and in particular the increase in fuel costs for which payments must be made much faster than fuel surcharge revenue is received. Net income net of income statements adjustments offset the decrease by $186.2 million as a decline in net income of $54.1 million, negative adjustments for gain on sale of assets held for sale of $57.0 million and gain on sale of property and equipment of $34.8 million are offset by positive adjustments of $45.3 million for depreciation, $283.6 for bargain purchase gain and $2.4 million for share based transactions. Income taxes net of payments increase by $51.1 million. The additions to property and equipment increased by $68.3 million as compared to the same prior year period as a result of fleet renewals from the prior year acquisitions, specifically TForce Freight, and due to the difficultly in procuring equipment in 2021. The proceeds from the sale of property and equipment increased by $41.4 million as compared to the prior year, due to the replenishment of the fleet discussed above and increased prices in the market. The proceeds from assets held for sale increased by $85.2 million from the same prior year period, and are related to the sale of redundant assets.

Free cash flow conversion1, which measures the level of capital employed to generate earnings, for the six-month period ended June 30, 2022, of 91.8% compares to 92.4% in the same prior year period.

Based on the June 30, 2022 closing share price of $80.28, the free cash flow1 generated by the Company in the preceding twelve months ($690.8 million, or $7.75 per share outstanding) represented a yield of 9.7%.

1 This is a non-IFRS measure. Refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

Financial position

(unaudited) (in thousands of U.S. dollars)	As at June 30, 2022	As at December 31, 2021*
Intangible assets	1,801,774	1,792,921
Total assets, less intangible assets[1]	4,278,535	4,090,742
Long-term debt	1,717,426	1,608,094
Lease liabilities	401,409	429,206
Shareholders' equity	2,378,304	2,310,355

1 This is a non-IFRS measure. Refer to the reconciliation in “Non-IFRS financial measures” below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination

Compared to December 31, 2021, the Company’s total assets less intangible assets, long-term debt and shareholders’ equity increased. The increase in the total assets, less intangible assets can be attributed to the increase in working capital from the increase in revenue in addition to the increase in other assets from investments while the increase in shareholder’s equity is mostly due to the repurchase and cancellation of the shares. The increase in debt corresponds with these increases.

Contractual obligations, commitments, contingencies and off-balance sheet arrangements

The following table indicates the Company’s contractual obligations with their respective maturity dates at June 30, 2022, including future interest payments.

(unaudited) (in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Unsecured revolving facility – August 2025	388,518	—	—	388,518	—
Unsecured debenture – December 2024	155,364	—	155,364	—	—
Unsecured senior notes – December 2026 to March 2037	1,080,000	—	—	—	1,080,000
Conditional sales contracts	98,127	38,382	44,919	14,460	366
Lease liabilities	401,409	115,103	153,019	66,171	67,116
Interest on debt and lease liabilities	430,531	55,738	97,674	78,085	199,034
Total contractual obligations	2,553,949	209,223	450,976	547,234	1,346,516

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debt taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing a fixed interest rate of 3.50% and 3.80%. Deferred financing fees of $0.3 million were recognized as a result of the transaction.

On March 23, 2022, the Company received an additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing a fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The unsecured term loan of $326.1 million which was due in June 2022 was repaid in full with the proceeds from the two debt issuances above.

As at June 30, 2022 the Company’s long term debt is comprised of 77.5% of fixed rate debts (2021 – 64.1%) and 22.5% variable rate debt (2021 – 35.1%).

The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

Covenants	Requirements	As at June 30, 2022
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	1.32
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	6.34

As at June 30, 2022, the Company had $49.2 million of outstanding letters of credit ($47.4 million on December 31, 2021).

As at June 30, 2022, the Company had $180.1 million of purchase commitments and $16.7 million of purchase orders that the Company intends to enter into a lease that is expected to materialize within a year (December 31, 2021 – $75.1 million and $13.2 million, respectively).

Management’s Discussion and Analysis

Dividends and outstanding share data

Dividends

The Company declared $24.1 million in dividends, or $0.27 per common share, in the second quarter of 2022. On July 28, 2022, the Board of Directors approved a quarterly dividend of $0.27 per outstanding common share of the Company’s capital, for an expected aggregate payment of $24.1 million to be paid on July 15, 2022, to shareholders of record at the close of business on June 30, 2022.

Outstanding shares and share-based awards

A total of 89,094,521 common shares were outstanding as at June 30, 2022 (December 31, 2021 – 92,152,893). There was no material change in the Company’s outstanding share capital between June 30, 2022 and July 28, 2022. The average diluted shares for the three months ended June 30, 2022 were 92,343,315 shares as compared to 95,341,939 shares in the same prior year period. The average diluted shares for the six months ended June 30, 2022 were 93,161,215 shares as compared to 95,455,574 shares in the same prior year period. The reduction is due to the continued share repurchase and cancellations.

As at June 30, 2022, the number of outstanding options to acquire common shares issued under the Company’s stock option plan was 1,754,291 (December 31, 2021 – 2,060,960) of which 1,398,615 were exercisable (December 31, 2021 – 1,705,284). Each stock option entitles the holder to purchase one common share of the Company at an exercise price based on the volume-weighted average trading price of the Company’s shares for the last five trading days immediately preceding the effective date of the grant.

As at June 30, 2022, the number of restricted share units (‘’RSUs’’) granted under the Company’s equity incentive plan to its senior employees was 298,641 (December 31, 2021 – 271,703). On February 7, 2022, the Board of Directors approved the grant of 63,404 RSUs under the Company’s equity incentive plan. The RSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. On April 28, 2022, the Company granted a total of 10,815 RSUs under the Company’s equity incentive plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $83.28 per unit.

As at June 30, 2022, the number of performance share units (‘’PSUs’’) granted under the Company’s equity incentive plan to its senior employees was 287,827 (December 31, 2021 – 225,765). On February 7, 2022, the Board of Directors approved the grant of 63,404 PSUs under the Company’s equity incentive plan. The PSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Legal proceedings

The Company is involved in litigation arising from the ordinary course of business primarily involving claims for bodily injury and property damage. It is not feasible to predict or determine the outcome of these or similar proceedings. However, the Company believes the ultimate recovery or liability, if any, resulting from such litigation individually or in total would not materially adversely nor positively affect the Company’s financial condition or performance and, if necessary, has been provided for in the financial statements.

OUTLOOK

North American economic growth has recently slowed due to a variety of factors including rising interest rates, higher inflation including elevated energy prices, labor shortages, continued global supply chain challenges, higher commodity prices and slower growth in major international markets. TFI International’s diversity across industrial and consumer end markets and across many modes of transportation helped the company generate record results during the second quarter. Nonetheless, macro uncertainty persists and an increasing number of economists see the possibility of economic recession over the coming year.
TFI International has successfully navigated recent macro challenges and management remains vigilant in its monitoring for new potential risks, including additional COVID-19 variants and the potential economic disruption they could cause, risks related to energy prices, supply chain disruption, driver availability and higher wages. Factors such as these may cause additional rounds of declining freight volumes and higher costs, adversely affect TFI’s operating companies and the markets they serve. Additional uncertainties include but are not limited to geopolitical risk such as the ongoing war in Ukraine, policy changes surrounding international trade, environmental mandates and changes to the tax code in any jurisdictions in which TFI International operates.

Management believes the Company is well positioned for continued solid operational and financial performance in 2022 due to its strong financial foundation and cash flow generation, its lean cost structure, and a longstanding focus on profitability, efficiency, network density, customer service, optimizing pricing, driver retention, and the rationalization of assets to avoid internal overcapacity. TFI continues to have material synergy opportunities related to 2021’s acquisition of UPS Freight (now TForce Freight), the integration of which continues as planned, and the Company also has meaningful opportunities to enhance performance within its operations. In addition, the Company’s diverse industrial exposure through specialized TL and LTL should continue to benefit from increased domestic manufacturing as a result of reduced imports due to global supply chain issues. TFI is also well positioned to

Management’s Discussion and Analysis

benefit over the long term from the ongoing expansion of e-commerce, which provides both growth and margin expansion opportunities for its P&C and Logistics business segments.

TFI International’s favorable positioning, which was significantly enhanced by last year’s acquisition of UPS Freight, should enable continued solid results over the remainder of this year assuming no significant degradation in economic conditions. Longer term, regardless of the operating environment, management’s goal is to build shareholder value through consistent adherence to its operating principles, including customer focus, an asset-light approach, and continual efforts to enhance efficiencies. In addition, TFI International values free cash flow generation and strong liquidity with a conservative balance sheet that features a high portion of attractive fixed-rate spreads and limited near-term debt maturities. This strong financial footing allows the Company to prudently invest in the business and pursue select, accretive acquisitions while returning excess capital to shareholders.

SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS

(in millions of U.S. dollars, except per share data)
	Q2’22	Q1’22	Q4’21	Q3’21	Q2’21*	Q1’21	Q4’20	Q3’20
Total revenue	2,422.3	2,191.5	2,140.9	2,094.0	1,836.7	1,148.8	1,122.0	936.1
Adjusted EBITDA[1]	441.9	330.0	318.5	296.4	285.4	176.2	193.5	189.4
Operating income	391.0	219.8	215.0	191.6	470.9	101.7	117.1	117.0
Net income	276.8	147.7	144.1	131.6	411.8	66.9	86.3	83.1
EPS – basic	3.05	1.61	1.56	1.42	4.42	0.72	0.92	0.91
EPS – diluted	3.00	1.57	1.52	1.38	4.32	0.70	0.91	0.90
Adjusted net income[1]	241.1	157.6	148.6	138.9	137.2	73.6	93.4	87.5
Adjusted EPS - diluted[1]	2.61	1.68	1.57	1.46	1.44	0.77	0.98	0.94

1 This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

The differences between the quarters are mainly the result of seasonality (softer in Q1) and business acquisitions. The increase in Q2 2021 is due to the recognition of a bargain purchase gain.

NON-IFRS FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss): Net income or loss before finance income and costs and income tax expense, as stated in the consolidated financial statements.

This MD&A includes references to certain non-IFRS financial measures as described below. These non-IFRS financial measures are not standardized financial measures under IFRS used to prepare the financial statements of the Company to which the measures relate and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of non-IFRS measures used in this MD&A and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings, assets held for sale and sale of business, gain or loss on the disposal of intangible assets and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar

Management’s Discussion and Analysis

future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. See reconciliation on page 6.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of business, land and buildings, and assets held for sale and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30			Six months ended June 30
	2022	2021*	2020	2022	2021*	2020
Net income	276,825	411,765	50,458	424,548	478,652	106,246
Net finance costs	21,537	16,612	12,654	41,726	31,047	26,996
Income tax expense	92,608	42,544	31,966	144,462	62,967	49,164
Depreciation of property and equipment	66,378	56,205	41,874	130,825	97,425	84,443
Depreciation of right-of-use assets	31,297	28,153	19,659	62,821	50,952	38,819
Amortization of intangible assets	14,130	13,658	11,114	28,391	28,029	22,769
Bargain purchase gain	—	(283,593)	—	—	(283,593)	(4,008)
(Gain) loss on sale of land and buildings	1	3	—	(43)	3	1
(Gain) loss on sale of assets held for sale	(60,876)	27	(94)	(60,876)	(3,911)	(7,740)
Loss on sale of intangible assets	—	5	—	—	5	—
Adjusted EBITDA	441,900	285,379	167,631	771,854	461,576	316,690

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021*	2022	2021*
Package and Courier
Operating income	36,800	29,543	62,885	47,867
Depreciation and amortization	6,776	6,595	13,630	13,134
Adjusted EBITDA	43,576	36,138	76,515	61,001
Less-Than-Truckload
Operating income	187,284	351,295	282,054	373,431
Depreciation and amortization	39,176	29,116	76,678	41,628
Bargain purchase gain	—	(271,593)	—	(271,593)
Loss on sale of land and buildings	1	3	1	3
(Gain) loss on sale of assets held for sale	(54,640)	3	(54,640)	(6)
Adjusted EBITDA	171,821	108,824	304,093	143,463
Truckload
Operating income	127,370	62,626	198,398	112,632
Depreciation and amortization	55,765	52,497	111,993	101,037
Gain on sale of land and buildings	—	—	(44)	—
(Gain) loss on sale of assets held for sale	(6,236)	24	(6,236)	(3,905)
Loss on disposal of intangible assets	—	5	—	5
Adjusted EBITDA	176,899	115,152	304,111	209,769
Logistics
Operating income	42,368	47,566	77,250	76,626
Depreciation and amortization	9,886	9,306	19,329	19,623
Bargain purchase gain	—	(12,000)	—	(12,000)
Adjusted EBITDA	52,254	44,872	96,579	84,249
Corporate
Operating loss	(2,852)	(20,109)	(9,851)	(37,890)
Depreciation and amortization	202	502	407	984
Adjusted EBITDA	(2,650)	(19,607)	(9,444)	(36,906)

Management’s Discussion and Analysis

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements. See reconciliation on page 15.

Free cash flow conversion: Adjusted EBITDA less net capital expenditures, divided by the adjusted EBITDA. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

Free cash flow conversion reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021*	2022	2021*
Net income	276,825	411,765	424,548	478,652
Net finance costs	21,537	16,612	41,726	31,047
Income tax expense	92,608	42,544	144,462	62,967
Depreciation of property and equipment	66,378	56,205	130,825	97,425
Depreciation of right-of-use assets	31,297	28,153	62,821	50,952
Amortization of intangible assets	14,130	13,658	28,391	28,029
Bargain purchase gain	—	(283,593)	—	(283,593)
(Gain) loss on sale of land and buildings	1	3	(43)	3
(Gain) loss on sale of assets held for sale	(60,876)	27	(60,876)	(3,911)
Loss on sale of intangible assets	—	5	—	5
Adjusted EBITDA	441,900	285,379	771,854	461,576
Net capital expenditures	(20,320)	(25,264)	(63,425)	(35,136)
Adjusted EBITDA less net capital expenditures	421,580	260,115	708,429	426,440
Free cash flow conversion	95.4%	91.1%	91.8%	92.4%

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Total assets less intangible assets: Management believes that this presents a more useful basis to evaluate the return on the productive assets. The excluded intangibles relate primarily to intangibles assets acquired through business acquisitions.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
As at June 30, 2022
Total assets	378,020	2,419,851	2,360,822	790,298	131,318	-	6,080,309
Intangible assets	189,914	180,742	940,838	490,001	279	-	1,801,774
Total assets less intangible assets	188,106	2,239,109	1,419,984	300,297	131,039	-	4,278,535

As at December 31, 2021*
Total assets	379,881	2,351,138	2,317,615	746,638	88,391	-	5,883,663
Intangible assets	193,765	188,604	955,608	454,612	332	-	1,792,921
Total assets less intangible assets	186,116	2,162,534	1,362,007	292,026	88,059	-	4,090,742

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Net capital expenditures: Additions to rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure illustrates the recurring net capital expenditures which is required for the respective period.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended June 30, 2022
Additions to rolling stock	447	16,225	44,336	-	-		61,008
Additions to equipment	535	2,567	73	66	(35)		3,206
Proceeds from the sale of rolling stock	(680)	(659)	(42,041)	(38)	-		(43,418)
Proceeds from the sale of equipment	-	(194)	(282)	-	-		(476)
Net capital expenditures	302	17,939	2,086	28	(35)		20,320

Three months ended June 30, 2021
Additions to rolling stock	670	1,329	50,514	61	-		52,574
Additions to equipment	473	272	1,642	128	85		2,600
Proceeds from the sale of rolling stock	(102)	(1,019)	(28,707)	(42)	-		(29,870)
Proceeds from the sale of equipment	(1)	(6)	-	(33)	-		(40)
Net capital expenditures	1,040	576	23,449	114	85		25,264

Six months ended June 30, 2022
Additions to rolling stock	3,244	61,956	77,681	—	-		142,881
Additions to equipment	1,159	5,287	1,209	585	46		8,286
Proceeds from the sale of rolling stock	(952)	(3,828)	(80,685)	(50)	-		(85,515)
Proceeds from the sale of equipment	(3)	(199)	(2,025)	-	-		(2,227)
Net capital expenditures	3,448	63,216	(3,820)	535	46		63,425

Six months ended June 30, 2021
Additions to rolling stock	808	4,913	71,150	128	-		76,999
Additions to equipment	1,419	423	3,327	136	105		5,410
Proceeds from the sale of rolling stock	(142)	(1,658)	(45,320)	(113)	-		(47,233)
Proceeds from the sale of equipment	(1)	(6)	-	(33)	-		(40)
Net capital expenditures	2,084	3,672	29,157	118	105		35,136

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale, and gain or loss on disposal of intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30			Six months ended June 30
	2022	2021*	2020	2022	2021*	2020
Operating expenses	2,031,347	1,365,787	703,417	4,003,100	2,412,849	1,540,598
Bargain purchase gain	—	283,593	—	—	283,593	4,008
Gain (loss) on sale of land and building	(1)	(3)	—	43	(3)	(1)
Gain on sale of assets held for sale	60,876	(27)	94	60,876	3,911	7,740
Gain (loss) on disposal of intangible assets	—	(5)	—	—	(5)	—
Adjusted operating expenses	2,092,222	1,649,345	703,511	4,064,019	2,700,345	1,552,345
Fuel surcharge revenue	(432,867)	(185,738)	(58,389)	(730,538)	(275,411)	(153,799)
Adjusted operating expenses, net of fuel surcharge revenue	1,659,355	1,463,607	645,122	3,333,481	2,424,934	1,398,546
Revenue before fuel surcharge	1,989,450	1,650,970	740,106	3,883,298	2,710,104	1,569,205
Adjusted operating ratio	83.4%	88.7%	87.2%	85.8%	89.5%	89.1%

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021*	2022	2021*
Less-Than-Truckload
Total revenue	1,097,977	716,027	2,098,087	866,549
Total operating expenses	910,693	364,732	1,816,033	493,118
Operating income	187,284	351,295	282,054	373,431
Operating expenses	910,693	364,732	1,816,033	493,118
Bargain purchase gain	—	271,593	—	271,593
Gain on sale of land and buildings and assets held for sale	54,639	(6)	54,639	3
Adjusted operating expenses	965,332	636,319	1,870,672	764,714
Fuel surcharge revenue	(227,801)	(90,762)	(392,512)	(109,658)
Adjusted operating expenses, net of fuel surcharge revenue	737,531	545,557	1,478,160	655,056
Revenue before fuel surcharge	870,176	625,265	1,705,575	756,891
Adjusted operating ratio	84.8%	87.3%	86.7%	86.5%
Less-Than-Truckload - Revenue before fuel surcharge
U.S. based LTL	725,289	481,726	1,421,051	482,363
Canadian based LTL	148,685	144,211	291,182	275,838
Eliminations	(3,798)	(672)	(6,658)	(1,310)
	870,176	625,265	1,705,575	756,891
Less-Than-Truckload - Fuel surcharge revenue
U.S. based LTL	179,653	67,568	311,486	67,568
Canadian based LTL	48,727	23,192	81,880	42,089
Eliminations	(579)	2	(854)	1
	227,801	90,762	392,512	109,658
Less-Than-Truckload - Operating income (loss)
U.S. based LTL	140,745	319,485	205,789	319,550
Canadian based LTL	46,539	31,810	76,265	53,881
	187,284	351,295	282,054	373,431
U.S. based LTL
Operating expenses**	764,197	229,809	1,526,748	230,381
Bargain purchase gain	-	271,593	-	271,593
Gain (loss) on sale of land and buildings and assets held for sale	54,019	(3)	54,019	(3)
Adjusted operating expenses	818,216	501,399	1,580,767	501,971
Fuel surcharge revenue	(179,653)	(67,568)	(311,486)	(67,568)
Adjusted operating expenses, net of fuel surcharge	638,563	433,831	1,269,281	434,403
Revenue before fuel surcharge	725,289	481,726	1,421,051	482,363
Adjusted operating ratio	88.0%	90.1%	89.3%	90.1%
Canadian based LTL
Operating expenses**	150,873	135,593	296,797	264,046
Gain (loss) on sale of land and buildings and assets held for sale	620	(3)	620	6
Adjusted operating expenses	151,493	135,590	297,417	264,052
Fuel surcharge revenue	(48,727)	(23,193)	(81,880)	(42,090)
Adjusted operating expenses, net of fuel surcharge	102,766	112,397	215,537	221,962
Revenue before fuel surcharge	148,685	144,211	291,182	275,838
Adjusted operating ratio	69.1%	77.9%	74.0%	80.5%

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

**	Operating expenses excluding intra LTL eliminations

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Truckload
Total revenue	703,234	547,964	1,312,908	1,022,570
Total operating expenses	575,864	485,338	1,114,510	909,938
Operating income	127,370	62,626	198,398	112,632
Operating expenses	575,864	485,338	1,114,510	909,938
Gain on sale of business	—	—	—	—
Gain (loss) on sale of land and buildings and assets held for sale	6,236	(24)	6,280	3,905
Adjusted operating expenses	582,100	485,314	1,120,790	913,843
Fuel surcharge revenue	(146,340)	(66,423)	(240,089)	(116,462)
Adjusted operating expenses, net of fuel surcharge revenue	435,760	418,891	880,701	797,381
Revenue before fuel surcharge	556,894	481,541	1,072,819	906,108
Adjusted operating ratio	78.2%	87.0%	82.1%	88.0%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL	198,339	189,515	390,105	345,133
Canadian based Conventional TL	88,072	61,493	164,379	117,285
Specialized TL	272,887	232,243	522,771	446,480
Eliminations	(2,404)	(1,710)	(4,436)	(2,790)
	556,894	481,541	1,072,819	906,108
Truckload - Fuel surcharge revenue
U.S. based Conventional TL	55,477	31,494	95,019	54,922
Canadian based Conventional TL	18,216	7,019	29,467	12,863
Specialized TL	73,218	28,047	116,399	48,869
Eliminations	(571)	(137)	(796)	(192)
	146,340	66,423	240,089	116,462
Truckload - Operating income
U.S. based Conventional TL	40,984	13,849	61,852	24,108
Canadian based Conventional TL	23,437	8,318	34,497	14,940
Specialized TL	62,949	40,459	102,049	73,584
	127,370	62,626	198,398	112,632
U.S. based Conventional TL
Operating expenses*	212,832	207,160	423,272	375,947
Gain on sale of land and buildings and assets held for sale	6,235	—	6,235	—
Adjusted operating expenses	219,067	207,160	429,507	375,947
Fuel surcharge revenue	(55,477)	(31,494)	(95,019)	(54,922)
Adjusted operating expenses, net of fuel surcharge revenue	163,590	175,666	334,488	321,025
Revenue before fuel surcharge	198,339	189,515	390,105	345,133
Adjusted operating ratio	82.5%	92.7%	85.7%	93.0%
Canadian based Conventional TL
Operating expenses*	82,851	60,194	159,349	115,208
Gain on sale of land and buildings and assets held for sale	—	17	44	17
Adjusted operating expenses	82,851	60,211	159,393	115,225
Fuel surcharge revenue	(18,216)	(7,019)	(29,467)	(12,863)
Adjusted operating expenses, net of fuel surcharge revenue	64,635	53,192	129,926	102,362
Revenue before fuel surcharge	88,072	61,493	164,379	117,285
Adjusted operating ratio	73.4%	86.5%	79.0%	87.3%
Specialized TL
Operating expenses*	283,156	219,831	537,121	421,765
Gain (loss) on sale of assets held for sale	1	(41)	1	3,888
Adjusted operating expenses	283,157	219,790	537,122	425,653
Fuel surcharge revenue	(73,218)	(28,047)	(116,399)	(48,869)
Adjusted operating expenses, net of fuel surcharge revenue	209,939	191,743	420,723	376,784
Revenue before fuel surcharge	272,887	232,243	522,771	446,480
Adjusted operating ratio	76.9%	82.6%	80.5%	84.4%

Management’s Discussion and Analysis

Return on invested capital (“ROIC”): Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as segment operating income net of exclusions, after tax, divided by the segment average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization of intangible assets, after tax using the statutory tax rate of the Company. Average invested capital is calculated as total assets excluding intangibles, net of trade and other payables, current taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at June 30
	2022	2021
Package and Courier
Operating income	123,458	98,660
(Gain) loss on sale of land and buildings	—	(1)
Gain on sale of assets held for sale	—	(92)
Amortization of intangible assets	723	991
Operating income, net of exclusions	124,181	99,558
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	91,273	73,175
Intangible assets	189,914	199,603
Total assets, excluding intangible assets	188,106	183,208
less: Trade and other payables, income taxes payable and provisions	(47,182)	(52,753)
Total invested capital, current year	330,838	330,058
Intangible assets, prior year	199,603	181,484
Total assets, excluding intangible assets, prior year	183,208	175,173
less: Trade and other payables, income taxes payable and provisions, prior year	(52,753)	(49,175)
Total invested capital, prior year	330,058	307,482
Average invested capital	330,448	318,770
Return on invested capital	27.6%	23.0%
Less-Than-Truckload - Canadian based LTL
Operating income	136,111	104,497
Gain on sale of assets held for sale	(2,254)	(19)
Amortization of intangible assets	8,484	8,830
Operating income, net of exclusions	142,341	113,308
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	104,621	83,281
Intangible assets	174,782	198,122
Total assets, excluding intangible assets	387,877	395,880
less: Trade and other payables, income taxes payable and provisions	(68,314)	(62,258)
Total invested capital, current year	494,345	531,744
Intangible assets, prior year	198,122	176,609
Total assets, excluding intangible assets, prior year	395,880	378,630
less: Trade and other payables, income taxes payable and provisions, prior year	(62,258)	(65,008)
Total invested capital, prior year	531,744	490,231
Average invested capital	513,045	510,988
Return on invested capital	20.4%	16.3%
Truckload - U.S. based Conventional TL
Operating income	93,208	53,532
Gain on sale of assets held for sale	(12,878)	(1,103)
Amortization of intangible assets	8,667	6,815
Operating income, net of exclusions	88,997	59,244
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	65,413	43,544
Intangible assets	305,110	311,081
Total assets, excluding intangible assets	597,869	604,054
less: Trade and other payables, income taxes payable and provisions	(108,633)	(109,419)
Total invested capital, current year	794,346	805,716
Intangible assets, prior year	311,081	321,910
Total assets, excluding intangible assets, prior year	604,054	543,167
less: Trade and other payables, income taxes payable and provisions, prior year	(109,419)	(74,589)
Total invested capital, prior year	805,716	790,488
Average invested capital	800,031	798,102
Return on invested capital	8.2%	5.5%

Management’s Discussion and Analysis

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at June 30
	2022	2021*
Truckload - Canadian based Conventional TL
Operating income	49,924	30,984
Gain on sale of land and buildings	(44)	—
Gain on sale of assets held for sale	—	(17)
Amortization of intangible assets	2,034	2,095
Operating income, net of exclusions	51,914	33,062
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	38,157	24,301
Intangible assets	102,874	101,228
Total assets, excluding intangible assets	177,575	126,070
less: Trade and other payables, income taxes payable and provisions	(26,569)	(24,328)
Total invested capital, current year	253,880	202,970
Intangible assets, prior year	101,228	91,702
Total assets, excluding intangible assets, prior year	126,070	111,808
less: Trade and other payables, income taxes payable and provisions, prior year	(24,328)	(18,487)
Total invested capital, prior year	202,970	185,023
Average invested capital	228,425	193,997
Return on invested capital	16.7%	12.5%
Truckload - Specialized TL
Operating income	172,823	137,767
Gain on assets held for sale	(22)	(6,878)
Amortization of intangible assets	12,792	11,654
Operating income, net of exclusions	185,593	142,543
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	136,411	104,769
Intangible assets	499,978	515,946
Total assets, excluding intangible assets	677,416	555,667
less: Trade and other payables, income taxes payable and provisions	(77,734)	(64,984)
Total invested capital, current year	1,099,660	1,006,629
Intangible assets, prior year	515,946	455,301
Total assets, excluding intangible assets, prior year	555,667	459,221
less: Trade and other payables, income taxes payable and provisions, prior year	(64,984)	(53,985)
Total invested capital, prior year	1,006,629	860,537
Average invested capital	1,053,145	933,583
Return on invested capital	13.0%	11.2%
Logistics
Operating income	143,418	125,523
Loss on sale of land and buildings	3	5
Amortization of intangible assets	21,999	21,495
Bargain Purchase gain	—	(12,000)
Operating income, net of exclusions	165,420	135,023
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	121,584	99,242
Intangible assets	490,002	454,157
Total assets, excluding intangible assets	300,296	261,320
less: Trade and other payables, income taxes payable and provisions	(185,647)	(165,334)
Total invested capital, current year	604,651	550,143
Intangible assets, prior year	454,157	252,451
Total assets, excluding intangible assets, prior year	261,320	154,677
less: Trade and other payables, income taxes payable and provisions, prior year	(165,334)	(70,923)
Total invested capital, prior year	550,143	336,205
Average invested capital	577,397	443,174
Return on invested capital	21.1%	22.4%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination

Management’s Discussion and Analysis

Return on invested capital for US LTL: Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The return on invested capital of the U.S. based LTL has been modified to remove the impacts of the bargain purchase gain from the operating income net of exclusions as well as from the average invested capital to align the capital with the acquisition price.

(unaudited) (in thousands of U.S. dollars)	As at June 30
	2022	2021*
Less-Than-Truckload - U.S. based LTL
Operating income	345 310	—
Loss on sale of land and buildings	15
Gain on sale of assets held for sale	(54 020)
Amortization of intangible assets	1 146
Operating income, net of exclusions	292 451	—
Income tax	26,5%
Operating income net of exclusions, after tax	214 951	—
Intangible assets	5 960
Total assets, excluding intangible assets	1 579 639
less: Liabilities	(668 293)
Total invested capital, current year	917 306	—
Total invested capital, acquisition price	838 910	—
Average invested capital	878 108	—
Return on invested capital	24,5%
* Comparative information not meaningful

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

The Company’s future results may be affected by a number of factors over many of which the Company has little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties and risks, among others, should be considered in evaluating the Company’s business, prospects, financial condition, results of operations and cash flows.

Competition. The Company faces growing competition from other transporters in Canada, the United States and Mexico. These factors, including the following, could impair the Company’s ability to maintain or improve its profitability and could have a material adverse effect on the Company’s results of operations:

•	the Company competes with many other transportation companies of varying sizes, including Canadian, U.S. and Mexican transportation companies;
•

the Company’s competitors may periodically reduce their freight rates to gain business, which may limit the Company’s ability to maintain or increase freight rates or maintain growth in the Company’s business;

•

some of the Company’s customers are other transportation companies or companies that also operate their own private trucking fleets, and they may decide to transport more of their own freight or bundle transportation with other services;

•

some of the Company’s customers may reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers or by engaging dedicated providers, and in some instances the Company may not be selected;

•

many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of the Company’s business to competitors;

•

the market for qualified drivers is highly competitive, particularly in the Company’s growing U.S. operations, and the Company’s inability to attract and retain drivers could reduce its equipment utilization and cause the Company to increase compensation, both of which would adversely affect the Company’s profitability;

•	economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with the Company;
•	some of the Company’s smaller competitors may not yet be fully compliant with recently-enacted regulations which may allow such competitors to take advantage of additional driver productivity;
•

advances in technology, such as advanced safety systems, automated package sorting, handling and delivery, vehicle platooning, alternative fuel vehicles, autonomous vehicle technology and digitization of freight services, may require the Company to increase investments in order to remain competitive, and the Company’s customers may not be willing to accept higher freight rates to cover the cost of these investments;

•	the Company’s competitors may have better safety records than the Company or a perception of better safety records, which could impair the Company’s ability to compete;
•

some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn reduce the Company’s revenues and market share;

•	the Company’s brand names may be subject to adverse publicity (whether or not justified) and lose significant value, which could result in reduced demand for the Company’s services;
•	competition from freight brokerage companies may materially adversely affect the Company’s customer relationships and freight rates; and
•

higher fuel prices and, in turn, higher fuel surcharges to the Company’s customers may cause some of the Company’s customers to consider freight transportation alternatives, including rail transportation.

Regulation. In Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from U.S. and Mexican regulatory authorities is also required for the transportation of goods in Canada, the United States, and Mexico. Any change in or violation of existing or future regulations could have an adverse impact on the scope of the Company’s activities. Future laws and regulations may be more stringent, require changes in the Company’s operating practices, influence the demand for transportation services or require the Company to incur significant additional costs. Higher costs incurred by the Company, or by the Company’s suppliers who pass the costs onto the Company through higher supplies and materials pricing, could adversely affect the Company’s results of operations.

In addition to the regulatory regime applicable to operations in Canada, the Company is increasing its operations in the United States, and is therefore increasingly subject to rules and regulations related to the U.S. transportation industry, including regulation from various federal, state and local agencies, including the Department of Transportation (“DOT”) (in part through the Federal Motor Carrier Safety Administration (“FMCSA”)), the Environmental Protection Agency (“EPA”) and the Department of Homeland Security. Drivers must, both in Canada and the United States, comply with safety and fitness regulations, including those relating to drug and alcohol testing, driver safety performance and hours of service. Weight and dimensions, exhaust emissions and fuel efficiency are also subject to government regulation. The Company may also become subject to new or more restrictive regulations relating to fuel efficiency, exhaust emissions, hours of service, drug and alcohol testing, ergonomics, on-board reporting of operations, collective bargaining, security at ports, speed limitations, driver training and other matters affecting safety or operating methods.

Management’s Discussion and Analysis

In the United States, there are currently two methods of evaluating the safety and fitness of carriers: the Compliance, Safety, Accountability (“CSA”) program, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier’s ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data. The seven categories of safety-related data currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance and Crash Indicator (such categories known as “BASICs”). Carriers are grouped by category with other carriers that have a similar number of safety events (i.e. crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. If the Company were subject to any such interventions, this could have an adverse effect on the Company’s business, financial condition and results of operations. As a result, the Company’s fleet could be ranked poorly as compared to peer carriers. There is no guarantee that the Company will be able to maintain its current safety ratings or that it will not be subject to interventions in the future. The Company recruits first-time drivers to be part of its fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment in the United States by causing high-quality drivers to seek employment with other carriers or limit the pool of available drivers or could cause the Company’s customers to direct their business away from the Company and to carriers with higher fleet safety rankings, either of which would materially adversely affect the Company’s business, financial condition and results of operations. In addition, future deficiencies could increase the Company’s insurance expenses. Additionally, competition for drivers with favorable safety backgrounds may increase, which could necessitate increases in driver-related compensation costs. Further, the Company may incur greater than expected expenses in its attempts to improve unfavorable scores.

In December 2016, the FMCSA issued a final rule establishing a national clearinghouse for drug and alcohol testing results and requiring motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers in the United States will be required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating commercial motor vehicles. The final rule became effective on January 4, 2017, with a compliance date of January 6, 2020. In December 2019, however, the FMCSA announced a final rule extending by three years the date for state driver’s licensing agencies to comply with certain requirements. The December 2016 commercial driver’s license rule required states to request information from the clearinghouse about individuals prior to issuing, renewing, upgrading or transferring a commercial driver’s license. This new action will allow states’ compliance with the requirement, which was set to begin January 2020, to be delayed until January 2023. The compliance date of January 2020 remained in place for all other requirements set forth in the clearinghouse final rule, however. Upon implementation, the rule may reduce the number of available drivers in an already constrained driver market. Pursuant to a new rule finalized by the FMCSA, effective November 2021, states are required to query the clearinghouse when issuing, renewing, transferring, or upgrading a commercial drivers license and must revoke a driver’s commercial driving privileges if such driver is prohibited from driving a motor vehicle for one or more drug or alcohol violations.

In addition, other rules have been proposed or made final by the FMCSA, including (i) a rule requiring the use of speed-limiting devices on heavy-duty tractors to restrict maximum speeds, which was proposed in 2016, and (ii) a rule setting out minimum driver training standards for new drivers applying for commercial driver’s licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, which was made final in December 2016 with a compliance date in February 2020 (FMCSA officials delayed implementation of the final rule by two years). In July 2017, the DOT announced that it would no longer pursue a speed limiter rule, but left open the possibility that it could resume such a pursuit in the future. In May 2021, however, a bill was reintroduced in the U.S. House of Representatives that would require commercial motor vehicles with gross weight exceeding 26,000 pounds to eb equipped with a speed limiting device, prohibiting speeds greater than 65 miles per hour. Whether the bill will become law is uncertain. The effect of these rules, to the extent they become effective, could result in a decrease in fleet production and/or driver availability, either of which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries with U.S. operating authority currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. If the Company’s subsidiaries with U.S. operating authority were to receive a conditional or unsatisfactory DOT safety rating, it could materially adversely affect the Company’s business, financial condition and results of operations as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could materially adversely affect or restrict the Company’s operations and increase the Company’s insurance costs.

The FMCSA has proposed regulations that would modify the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under regulations that were proposed in 2016, the methodology for determining a carrier’s DOT safety rating would be expanded to include the on-road safety performance of the carrier’s drivers and equipment, as well as results obtained from investigations. Exceeding certain thresholds based on such performance or results would cause a carrier to receive an unfit safety rating. The proposed regulations were withdrawn in March 2017, but the FMCSA noted that a

Management’s Discussion and Analysis

similar process may be initiated in the future. If similar regulations were enacted and the Company were to receive an unfit or other negative safety rating, the Company’s business would be materially adversely affected in the same manner as if it received a conditional or unsatisfactory safety rating under the current regulations. In addition, poor safety performance could lead to increased risk of liability, increased insurance, maintenance and equipment costs and potential loss of customers, which could materially adversely affect the Company’s business, financial condition and results of operations. The FMCSA has also indicated that it is in the early phases of a new study on the causation of large truck crashes. Although it remains unclear whether such a study will ultimately be completed, the results of such study could spur further proposed and/or final rules regarding safety and fitness in the United States.

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service.  Such changes can negatively impact the Company’s productivity and affect its operations and profitability by reducing the number of hours per day or week the Company’s U.S. drivers and independent contractors may operate and/or disrupt the Company’s network.  However, in August 2019, the FMCSA issued a proposal to make changes to its hours-of-service rules that would allow U.S. truck drivers more flexibility with their 30-minute rest break and with dividing their time in the sleeper berth. It also would extend by two hours the duty time for U.S. drivers encountering adverse weather, and extend the shorthaul exemption by lengthening the drivers’ maximum on-duty period from 12 hours to 14 hours.  In June 2020, the FMCSA adopted a final rule substantially as proposed, which became effective in September 2020.  Certain industry groups have challenged these rules in U.S. courts, and it remains unclear what, if anything, will come from such challenges. Any future changes to U.S. hours-of-service regulations could materially and adversely affect the Company’s operations and profitability.

The U.S. National Highway Traffic Safety Administration, the EPA and certain U.S. states, including California, have adopted regulations that are aimed at reducing tractor emissions and/or increasing fuel economy of the equipment the Company uses. Certain of these regulations are currently effective, with stricter emission and fuel economy standards becoming effective over the next several years. Other regulations have been proposed in the United States that would similarly increase these standards. U.S. federal and state lawmakers and regulators have also adopted or are considering a variety of other climate-change legal requirements related to carbon emissions and greenhouse gas emissions.  These legal requirements could potentially limit carbon emissions within certain states and municipalities in the United States. Certain of these legal requirements restrict the location and amount of time that diesel-powered tractors (like the Company’s) may idle, which may force the Company to purchase on-board power units that do not require the engine to idle or to alter the Company’s drivers’ behavior, which might result in a decrease in productivity and/or an increase in driver turnover. All of these regulations have increased, and may continue to increase, the cost of new tractors and trailers and may require the Company to retrofit certain of its tractors and trailers, may increase its maintenance costs, and could impair equipment productivity and increase the Company’s operating costs, particularly if such costs are not offset by potential fuel savings. The occurrence of any of these adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of the Company’s equipment, could materially adversely affect the Company’s business, financial condition and results of operations. Furthermore, any future regulations that impose restrictions, caps, taxes or other controls on emissions of greenhouse gases could adversely affect the Company’s operations and financial results. The Company cannot predict the extent to which its operations and productivity will be impacted by any future regulations. The Company will continue monitoring its compliance with U.S. federal and state environmental regulations.

In March 2014, the U.S. Ninth Circuit Court of Appeals (the “Ninth Circuit”) held that the application of California state wage and hour laws to interstate truck drivers is not pre-empted by U.S. federal law. The case was appealed to the U.S. Supreme Court, which denied certiorari in May 2015, and accordingly, the Ninth Circuit decision stood. However, in December 2018, the FMCSA granted a petition filed by the American Trucking Associations determining that federal law pre-empts California’s wage and hour laws, and interstate truck drivers are not subject to such laws.  The FMCSA’s decision was appealed by labor groups and multiple lawsuits were filed in U.S. courts seeking to overturn the decision. I January 2021, however, the Ninth Circuit upheld the FMCSA’s determination that U.S. federal law does pre-empt California’s meal and rest break laws, as applied to drivers of property-carrying commercial motor vehicles. Other current and future U.S. state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may vary significantly from U.S. federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws.  As a result, the Company, along with other companies in the industry, is subject to an uneven patchwork of wage and hour laws throughout the United States. In addition, the uncertainty with respect to the practical application of wage and hour laws are, and in the future may be, resulting in additional costs for the Company and the industry as a whole, and a negative outcome with respect to any of the above-mentioned lawsuits could materially affect the Company. If U.S. federal legislation is not passed pre-empting state and local wage and hour laws, the Company will either need to continue complying with the most restrictive state and local laws across its entire fleet in the United States, or revise its management systems to comply with varying state and local laws. Either solution could result in increased compliance and labor costs, driver turnover, decreased efficiency and increased risk of non-compliance. In April 2016, the Food and Drug Administration (“FDA”) published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA.  This rule sets

Management’s Discussion and Analysis

forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items.  These requirements took effect for larger carriers in April 2017 and apply to the Company when it acts as a carrier or as a broker. If the Company is found to be in violation of applicable laws or regulations related to the FSMA or if the Company transports food or goods that are contaminated or are found to cause illness and/or death, the Company could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Changes in existing regulations and implementation of new regulations, such as those related to trailer size limits, emissions and fuel economy, hours of service, mandating ELDs and drug and alcohol testing in Canada, the United States and Mexico, could increase capacity in the industry or improve the position of certain competitors, either of which could negatively impact pricing and volumes or require additional investments by the Company. The short-term and long-term impacts of changes in legislation or regulations are difficult to predict and could materially adversely affect the Company’s results of operations.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and laws. Although the Company is committed to compliance with laws and safety, there is no assurance that it will be in full compliance with them at all times. Consequently, at some future time, the Company could be required to incur significant costs to maintain or improve its compliance record.

United States and Mexican operations. A significant portion of the Company’s revenue is derived from operations in the United States and transportation to and from Mexico. The Company’s international operations are subject to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, and social, political and economic instability. The Company’s international operations could be adversely affected by restrictions on travel. Additional risks associated with the Company’s international operations include restrictive trade policies, imposition of duties, changes to trade agreements and other treaties, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

The current United States Presidential Administration provided informal guidance that it is in favor of certain changes to U.S. tax law, including increasing the corporate tax rate from its current rate of 21%. In the event that the corporate tax rate is increased, the Company’s financial position, and financial results from its United States operations may be adversely affected.

The implementation of tariffs or quotas or changes to certain trade agreements could, among other things, increase the costs of the materials used by the Company’s suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for the Company’s revenue equipment suppliers would likely be passed on to the Company, and to the extent fuel prices increase, the Company may not be able to fully recover such increases through rate increases or the Company’s fuel surcharge program, either of which could have a material adverse effect on the Company’s business.

The United States-Mexico-Canada Agreement (“USMCA”) entered into effect in July 2020.  The USMCA is designed to modernize food and agriculture trade, advance rules of origin for automobiles and trucks, and enhance intellectual property protections, among other matters, according to the Office of the U.S. Trade Representative.  It is difficult to predict at this stage what could be the impact of the USMCA on the economy, including the transportation industry.  However, given the amount of North American trade that moves by truck it could have a significant impact on supply and demand in the transportation industry, and could adversely impact the amount, movement and patterns of freight transported by the Company.

The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how the Company will apply the law and impact the Company’s results of operations in future periods. The timing and scope of such regulations and interpretative guidance are uncertain. In addition, there is a risk that states within the United States or foreign jurisdictions may amend their tax laws in response to these tax reforms, which could have a material adverse effect on the Company’s results.

In addition, if the Company is unable to maintain its Free and Secure Trade (“FAST”) and U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”) certification statuses, it may have significant border delays, which could cause its cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST and C-TPAT certifications.

Operating Environment and Seasonality. The Company is exposed to the following factors, among others, affecting its operating environment:

•	the Company’s future insurance and claims expense, including the cost of its liability insurance premiums and the number and dollar

Management’s Discussion and Analysis

amount of claims, may exceed historical levels, which would require the Company to incur additional costs and could reduce the Company’s earnings;
•	a decline in the demand for used revenue equipment could result in decreased equipment sales, lower resale values and lower gains (or recording losses) on sales of assets;
•

tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts, including the current shortage of semiconductors and other components and supplies, such as steel, which may materially adversely affect the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and negatively impact the Company’s financial results if it incurs higher costs to purchase tractors and trailers; and

•

increased prices for new revenue equipment, design changes of new engines, reduced equipment efficiency resulting from new engines designed to reduce emissions, or decreased availability of new revenue equipment.

The Company’s tractor productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. Revenue may also be adversely affected by inclement weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. The Company may also suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, and fires, which may increase in frequency and severity due to climate change, as well as other man-made disasters. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy the Company’s assets or adversely affect the business or financial condition of the Company’s customers, any of which could materially adversely affect the Company’s results of operations or make the Company’s results of operations more volatile.

General Economic, Credit, and Business Conditions. The Company’s business is subject to general economic, credit, business and regulatory factors that are largely beyond the Company’s control, and which could have a material adverse effect on the Company’s operating results.

The Company’s industry is subject to cyclical pressures, and the Company’s business is dependent on a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company’s control. The Company believes that some of the most significant of these factors include (i) excess tractor and trailer capacity in the transportation industry in comparison with shipping demand; (ii) declines in the resale value of used equipment; (iii) limited supply and increased cost of new and used equipment; (iv) recruiting and retaining qualified drivers; (v) strikes, work stoppages or work slowdowns at the Company’s facilities or at customer, port, border crossing or other shipping-related facilities; (vi) compliance with ongoing regulatory requirements; (vii) increases in interest rates, fuel taxes, tolls and license and registration fees; and (vii) rising healthcare and insurance and claims costs in the United States; and (ix) the impact of the COVID-19 pandemic.
Management’s Discussion and Analysis

The Company is also affected by (i) recessionary economic cycles, which tend to be characterized by weak demand and downward pressure on rates; (ii) changes in customers’ inventory levels and in the availability of funding for their working capital; (iii) changes in the way in which the Company’s customers choose to source or utilize the Company’s services; and (iv) downturns in customers’ business cycles, such as retail and manufacturing, where the Company has significant customer concentration. Economic conditions may adversely affect customers and their demand for and ability to pay for the Company’s services. Customers encountering adverse economic conditions represent a greater potential for loss and the Company may be required to increase its allowance for doubtful accounts.

Economic conditions that decrease shipping demand and increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the economy is weakened. Some of the principal risks during such times include:

•	the Company may experience a reduction in overall freight levels, which may impair the Company’s asset utilization;
•	freight patterns may change as supply chains are redesigned, resulting in an imbalance between the Company’s capacity and assets and customers’ freight demand;
•	the Company may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads;
•

the Company may increase the size of its fleet during periods of high freight demand during which its competitors also increase their capacity, and the Company may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if the Company is required to dispose of assets at a loss to match reduced freight demand;

•

customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates in an attempt to lower their costs, and the Company may be forced to lower its rates or lose freight; and

•	lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure credit financing on satisfactory terms, or at all.

The Company is subject to cost increases that are outside the Company’s control that could materially reduce the Company’s profitability if it is unable to increase its rates sufficiently. Such cost increases include, but are not limited to, increases in fuel and energy prices, driver and office employee wages, purchased transportation costs, taxes, interest rates, tolls, license and registration fees, insurance

Management’s Discussion and Analysis

premiums and claims, revenue equipment and related maintenance, and tires and other components. Strikes or other work stoppages at the Company’s service centres or at customer, port, border or other shipping locations, deterioration of Canadian, U.S. or Mexican transportation infrastructure and reduced investment in such infrastructure, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to the Company’s equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or borders between Canada, the United States and Mexico. Further, the Company may not be able to appropriately adjust its costs and staffing levels to meet changing market demands. In periods of rapid change, it is more difficult to match the Company’s staffing level to its business needs.

The Company’s operations, with the exception of its brokerage operations, are capital intensive and asset heavy. If anticipated demand differs materially from actual usage, the Company may have too many or too few assets. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with equipment the Company turns in, particularly during times of a softer used equipment market, either of which could have a material adverse effect on the Company’s profitability.

Although the Company’s business volume is not highly concentrated, its customers’ financial failures or loss of customer business may materially adversely affect the Company. If the Company were unable to generate sufficient cash from operations, it would need to seek alternative sources of capital, including financing, to meet its capital requirements. In the event that the Company were unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, it may have to limit its fleet size, enter into less favorable financing arrangements or operate its revenue equipment for longer periods, any of which could have a materially adverse effect on its profitability.

Coronavirus and its variants (“COVID-19”) outbreak or other similar outbreaks. The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a materially adverse effect on the Company’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures, including vaccine, testing and masks mandates, all of which could limit the Company’s ability to meet customer demand, as well as reduce customer demand. Furthermore, government vaccine, testing, and mask mandates may increase the Company’s turnover and make recruiting more difficult, particularly among the Company’s driver personnel.

Management’s Discussion and Analysis

Certain of the Company’s office personnel have been working remotely, which could disrupt to a certain extent the Company’s management, business, finance, and financial reporting teams. The Company may experience an increase in absences or terminations among its driver and non-driver personnel due to the outbreak of COVID-19, which could have a materially adverse effect on the Company’s operating results.  Further, the Company’s operations, particularly in areas of increased COVID-19 infections, could be disrupted resulting in a negative impact on the Company’s operations and results.

The outbreak of COVID-19 has significantly increased uncertainty. Risks related to a slowdown or recession are described in the Company’s risk factor titled “General Economic, Credit and Business Conditions”.

Short-term and long-term developments related to COVID-19 have been unpredictable and the extent to which further developments could impact the Company’s operations, financial condition, access to credit, liquidity, results of operations, and cash flows is highly uncertain. Such developments may include the geographic spread and duration of the virus, the distribution and availability of vaccines, vaccine hesitancy, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak.

In November 2021, the U.S. Department of Labor’s Occupational Safety and Health Administration (“OSHA”) published an emergency temporary standard requiring all employers within the U.S. with over 100 employees to ensure that their employees are fully vaccinated or, in the alternative, to ensure that all unvaccinated employees return a negative COVID-19 test at least once a week before coming to work. However, the United States Supreme Court blocked this emergency temporary standard from coming into effect.

Effective January 2022, the Canadian government is prohibiting unvaccinated foreigners, including U.S. citizens, from crossing the border. Effective January 2022, the U.S. Government is prohibiting unvaccinated foreigners, including Canadian citizens, from crossing the U.S.-Canada border and the U.S.-Mexico border. The effect of these border requirements, in addition to any other vaccine, testing, or mask mandates that go into effect may, amongst other things, (i) cause the Company’s employees to go to smaller employers, especially if any future mandates are only subject to larger employers, or leave the trucking industry altogether, (ii) result in logistical issues, increased expenses, and operational issues resulting from ensuring compliance with such mandates, such as the costs of arranging for COVID-19 tests for the Company’s unvaccinated employees, especially for the Company’s unvaccinated drivers, (iii) result in increased costs relating to recruiting and training of drivers, and (iv) result in decreased revenue and other operational issues if we are unable to recruit and retain drivers. Any such vaccine, testing, or mask mandate that is interpreted

Management’s Discussion and Analysis

as to apply to commercial drivers would significantly reduce the pool of drivers available to us and the industry as a whole, exacerbating the current driver shortage even further. Accordingly, any vaccine, testing, or mask mandate, to the extent that it goes into effect, may have a material adverse effect on the Company’s business, the Company’s operations, and the Company’s financial condition and position.

Interest Rate Fluctuations. Future cash flows related to variable-rate financial liabilities could be impacted by changes in benchmark rates such as Bankers’ Acceptance or London Interbank Offered Rate (Libor). In addition, the Company is exposed to gains and losses arising from changes in interest rates through its derivative financial instruments carried at fair value.

Currency Fluctuations. The Company’s financial results are reported in U.S. dollars and a large portion of the Company’s revenue and operating costs are realized in currencies other than the U.S. dollar, primarily the Canadian dollar. The exchange rates between these currencies and the U.S. dollar have fluctuated in recent years and will likely continue to do so in the future. It is not possible to mitigate all exposure to fluctuations in foreign currency exchange rates. The results of operations are therefore affected by movements of these currencies against the U.S. dollar.

Price and Availability of Fuel. Fuel is one of the Company’s largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond the Company’s control, such as political events, commodity futures trading, currency fluctuations, natural and man-made disasters, terrorist activities and armed conflicts, any of which may lead to an increase in the cost of fuel. Fuel prices are also affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because the Company’s operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Company has fuel surcharge programs in place with a majority of the Company’s customers, which historically have helped the Company offset the majority of the negative impact of rising fuel prices, the Company also incurs fuel costs that cannot be recovered even with respect to customers with which the Company maintains fuel surcharge programs, such as those associated with non-revenue generating miles or time when the Company’s engines are idling. Moreover, the terms of each customer’s fuel surcharge program vary from one division to another, and the recoverability for fuel price increases varies as well. In addition, because the Company’s fuel surcharge recovery lags behind changes in fuel prices, the Company’s fuel surcharge recovery may not capture the increased costs the Company pays for fuel, especially when prices are rising. This could lead to fluctuations in the Company’s levels of reimbursement, such as has occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or that they will be fully effective.

Management’s Discussion and Analysis

Insurance. The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Like many in the industry, the Company self-insures a significant portion of the claims exposure related to cargo loss, bodily injury, workers’ compensation and property damages. Due to the Company’s significant self-insured amounts, the Company has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts if the Company’s estimates are revised or claims ultimately prove to be in excess of the amounts originally assessed. Further, the Company’s self-insured retention levels could change and result in more volatility than in recent years.

The Company holds a fully-fronted policy of CAD $10 million limit per occurrence for automobile bodily injury, property damage and commercial general liability for its Canadian Insurance Program, subject to certain exceptions. The Company retains a deductible of US $2.25 million for certain U.S. subsidiaries on their primary US $5 million limit policies for automobile bodily injury and property damage, also subject to certain exceptions, and a 50% quota share deductible for the US $5 million limit in excess of US $5 million. The Company retains a deductible of US $1 million on its primary US $5 million limit policy for certain U.S. subsidiaries for commercial general liability. The Company retains deductibles of up to US $1 million per occurrence for workers’ compensation claims. The Company’s liability coverage has a total limit of US $100 million per occurrence for both its Canadian and U.S. divisions.

Although the Company believes its aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will chose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess, in addition to the Company’s other self-insured amounts. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits or retention amounts; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.

Management’s Discussion and Analysis

The Company accrues the costs of the uninsured portion of pending claims based on estimates derived from the Company’s evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Actual settlement of the Company’s retained claim liabilities could differ from its estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to the Company’s high retained amounts, it has significant exposure to fluctuations in the number and severity of claims. If the Company were required to accrue or pay additional amounts because its estimates are revised or the claims ultimately prove to be more severe than originally assessed, its financial condition and results of operations may be materially adversely affected.

Employee Relations. With the acquisition of UPS Freight and prior Canadian acquisitions, the Company has a substantial number of unionized employees in the U.S. and Canada. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate the Company’s current collective agreements as they expire from time to time or that additional employees will not attempt to unionize.

The unionization of the Company’s employees in additional business units, adverse changes in terms under collective bargaining agreements, or actual or threatened strikes, work stoppages or slow downs, could have a material adverse effect on the Company’s business, customer retention, results of operations, financial condition and liquidity, and could cause significant disruption of, or inefficiencies in, its operations, because:

•	restrictive work rules could hamper the Company’s ability to improve or sustain operating efficiency or could impair the Company’s service reputation and limit its ability to provide certain services;
•	a strike or work stoppage could negatively impact the Company’s profitability and could damage customer and employee relationships;
•	shippers may limit their use of unionized trucking companies because of the threat of strikes and other work stoppages;
•	the Company could fail to extend or renegotiate its collective agreements or experience material increases in wages or benefits;
•	disputes with the Company’s unions could arise; and
•	an election and bargaining process could divert management’s time and attention from the Company’s overall objectives and impose significant expenses.

The Company’s collective agreements have a variety of expiration dates, to the last of which is in September 2024. In a small number of cases, the expiration date of the collective agreement has passed; in such cases, the Corporation is generally in the process of renegotiating the agreement. The Company cannot predict the effect which any new collective agreements or the failure to enter into such agreements upon the expiry of the current agreements may have on its operations.

The Company has limited experience with unionized employees in the U.S. There may be additional risks related to the increased number of unionized U.S. employees from the acquisition of UPS Freight. The impact the Company’s unionized operations could have on non-unionized operations is uncertain.

Drivers. Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s fleet.

Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. The trucking industry periodically experiences a shortage of qualified drivers. The Company believes the shortage of qualified drivers and intense competition for drivers from other transportation companies will create difficulties in maintaining or increasing the number of drivers and may negatively impact the Company’s ability to engage a sufficient number of drivers, and the Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, the Company and many other trucking companies suffer from a high turnover rate of drivers in the U.S. TL market. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue equipment. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. In addition, enrollment at driving schools may be further limited by COVID-19 social distancing requirements, vaccine, testing, and mask mandates, and other regulatory requirements that reduces the number of eligible drivers. The lack of adequate tractor parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours of service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. The Company’s use of team-driven tractors for expedited shipments requires two drivers per tractor, which further increases the number of drivers the Company must recruit and retain in comparison to operations that require one driver per tractor. The Company also employs driver hiring standards, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust the Company’s compensation packages, increase the number of the Company’s tractors without drivers or operate with fewer trucks and

Management’s Discussion and Analysis

face difficulty meeting shipper demands, any of which could adversely affect the Company’s growth and profitability.

Independent Contractors. The Company’s contracts with U.S. independent contractors are governed by U.S. federal leasing regulations, which impose specific requirements on the Company and the independent contractors. If more stringent state or U.S. federal leasing regulations are adopted, U.S. independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect the Company’s goal of maintaining its current fleet levels of independent contractors.

The Company provides financing to certain qualified Canadian independent contractors and financial guarantees to a small number of U.S. independent contractors. If the Company were unable to provide such financing or guarantees in the future, due to liquidity constraints or other restrictions, it may experience a decrease in the number of independent contractors it is able to engage. Further, if independent contractors the Company engages default under or otherwise terminate the financing arrangements and the Company is unable to find replacement independent contractors or seat the tractors with its drivers, the Company may incur losses on amounts owed to it with respect to such tractors.

Pursuant to the Company’s fuel surcharge program with independent contractors, the Company pays independent contractors with which it contracts a fuel surcharge that increases with the increase in fuel prices. A significant increase or rapid fluctuation in fuel prices could cause the Company’s costs under this program to be higher than the revenue the Company receives under its customer fuel surcharge programs.

U.S. tax and other regulatory authorities, as well as U.S. independent contractors themselves, have increasingly asserted that U.S. independent contractor drivers in the trucking industry are employees rather than independent contractors, and the Company’s classification of independent contractors has been the subject of audits by such authorities from time to time. U.S. federal and state legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. The most recent example being the Protecting the Rights to Organize (“PRO”) Act, which was passed by the U.S. House of Representatives and received by the U.S. Senate in March 2021 and remains with the U.S. Senate’s Committee on Health, Education, Labor, and Pensions.  The PRO Act proposes to apply the “ABC Test” (described below) for classifying workers under Federal Fair Labor Standards Act claims.  It is unknown whether any of the proposed legislation will become law or whether any industry-based exemptions from any resulting law will be granted. Additionally, U.S. federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the U.S. Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some U.S. states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, courts in certain U.S. states have issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states.

In September 2019, California enacted a new law, A.B. 5 (“AB5”), that made it more difficult for workers to be classified as independent contractors (as opposed to employees).  AB5 provides that the three-pronged “ABC Test” must be used to determine worker classifications in wage order claims.  Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria: (a) the worker is free from control and direction in the performance of services; (b) the worker is performing work outside the usual course of the business of the hiring company; and (c) the worker is customarily engaged in an independently established trade, occupation, or business.  How AB5 will be enforced is still to be determined. In January 2021, however, the California Supreme Court ruled that the ABC Test could apply retroactively to all cases not yet final as of the date the original decision was rendered, April 2018.  While it was set to enter into effect in January 2020, a U.S. federal judge in California issued a preliminary injunction barring the enforcement of AB5 on the trucking industry while the California Trucking Association (“CTA”) moves forward with its suit seeking to invalidate AB5. The Ninth Circuit rejected the reasoning behind the injunction in April 2021, ruling that AB5 is not pre-empted by U.S. federal law, but granted a stay of the AB5 mandate in June 2021 (preventing its application and temporarily continuing the injunction) while the CTA petitioned the United States Supreme Court (the “Supreme Court”) to review the decision. In November 2021, the Supreme Court requested that the U.S. solicitor general weigh in on the case. The injunction will remain in place until the Supreme Court makes a decision on whether to proceed in hearing the case. While the stay of the AB5 mandate provides temporary relief to the enforcement of AB5, it remains unclear how long such relief will last, and whether the CTA will ultimately be successful in invalidating the law. It is also possible AB5 will spur similar legislation in states other than California, which could adversely affect the Company’s results of operations and profitability.

U.S. class action lawsuits and other lawsuits have been filed against certain members of the Company’s industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease purchase independent contractor programs, such as the Company, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favor of those seeking to classify independent contractor truck drivers as employees.

Management’s Discussion and Analysis

U.S. taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom the Company contracts are determined to be employees, the Company would incur additional exposure under U.S. federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and the Company’s business, financial condition and results of operations could be materially adversely affected. The Company has settled certain class action cases in Massachusetts and California in the past with independent contractors who alleged they were misclassified.

Acquisitions and Integration Risks. Historically, acquisitions have been a part of the Company’s growth strategy. The Company may not be able to successfully integrate acquisitions into the Company’s business, or may incur significant unexpected costs in doing so. Further, the process of integrating acquired businesses may be disruptive to the Company’s existing business and may cause an interruption or reduction of the Company’s business as a result of the following factors, among others:

•	loss of drivers, key employees, customers or contracts;
•

possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

•	failure to maintain or improve the safety or quality of services that have historically been provided;
•	inability to retain, integrate, hire or recruit qualified employees;
•	unanticipated environmental or other liabilities;
•	risks of entering new markets or business offerings in which we have had no or only limited prior experience;
•	failure to coordinate geographically dispersed organizations; and
•	the diversion of management’s attention from the Company’s day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

Given the nature and size of UPS Freight, as well as the structure of the acquisition as a carveout from UPS, the acquisition of UPS Freight presents the following risks, in addition to risks noted elsewhere in these risk factors:

•

a large portion of the business of UPS Freight prior to the acquisition was with affiliates of UPS. While there are transportation service agreements in effect with such affiliates of UPS, such affiliates may decide to reduce or eliminate business with the Company in the future and we have limited contractual protections to prevent the loss of such business;

•

some of the information and operating systems of UPS Freight were integrated with UPS prior to the acquisition. The Company is in the process of transitioning such systems and could experience disruptions during the transition or difficulty or delay in building its systems and personnel to operate them;

•	the Company had limited experience in the U.S. LTL market prior to the acquisition and we may be unsuccessful in integrating UPS Freight and operating it profitably;
•	given the size and complexity of the acquired U.S. LTL operations of UPS Freight, management’s attention may be diverted from other areas of the Company; and
•	the Company acquired a substantial number of unionized U.S. employees in the acquisition and unionized employees present significant risks.

Anticipated cost savings, synergies, revenue enhancements or other benefits from any acquisitions that the Company undertakes may not materialize in the expected timeframe or at all. The Company’s estimated cost savings, synergies, revenue enhancements and other benefits from acquisitions are subject to a number of assumptions about the timing, execution and costs associated with realizing such synergies. Such assumptions are inherently uncertain and are subject to a wide variety of significant business, economic and competition risks. There can be no assurance that such assumptions will turn out to be correct and, as a result, the amount of cost savings, synergies, revenue enhancements and other benefits the Company actually realizes and/or the timing of such realization may differ significantly (and may be significantly lower) from the ones the Company estimated, and the Company may incur significant costs in reaching the estimated cost savings, synergies, revenue enhancements or other benefits. Further, management of acquired operations through a decentralized approach may create inefficiencies or inconsistencies.

Many of the Company’s recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose the Company to liability for actions taken by an acquired business and its management before the Company’s acquisition. The due diligence the Company conducts in connection with an acquisition and any contractual guarantees or indemnities that the Company receives from the sellers of acquired companies may not be sufficient to protect the Company from, or compensate the Company for, actual liabilities. The representations made by the sellers expire at varying periods after the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect the Company’s results of operations, financial condition and liquidity.

The Company continues to review acquisition and investment opportunities in order to acquire companies and assets that meet the Company’s investment criteria, some of which may be significant. Depending on the number of acquisitions and investments and funding requirements, the Company may need to raise substantial additional capital and increase the Company’s indebtedness. Instability or disruptions in the capital markets, including credit markets, or the deterioration of the Company’s financial condition due to internal or external factors, could restrict or prohibit access to the capital markets and could also increase the Company’s cost of capital. To the extent the Company raises additional capital through the sale of equity, equity-linked or convertible debt securities, the issuance of such securities

Management’s Discussion and Analysis

could result in dilution to the Company’s existing shareholders. If the Company raises additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on the Company’s operations. Additional capital, if required, may not be available on acceptable terms or at all. If the Company is unable to obtain additional capital at a reasonable cost, the Company may be required to forego potential acquisitions, which could impair the execution of the Company’s growth strategy.

The Company routinely evaluates its operations and considers opportunities to divest certain of its assets. In addition, the Company faces competition for acquisition opportunities. This external competition may hinder the Company’s ability to identify and/or consummate future acquisitions successfully. There is also a risk of impairment of acquired goodwill and intangible assets. This risk of impairment to goodwill and intangible assets exists because the assumptions used in the initial valuation, such as interest rates or forecasted cash flows, may change when testing for impairment is required.

There is no assurance that the Company will be successful in identifying, negotiating, consummating or integrating any future acquisitions. If the Company does not make any future acquisitions, or divests certain of its operations, the Company’s growth rate could be materially and adversely affected. Any future acquisitions the Company does undertake could involve the dilutive issuance of equity securities or the incurring of additional indebtedness.

Growth. There is no assurance that in the future, the Company’s business will grow substantially or without volatility, nor is there any assurance that the Company will be able to effectively adapt its management, administrative and operational systems to respond to any future growth.  Furthermore, there is no assurance that the Company’s operating margins will not be adversely affected by future changes in and expansion of its business or by changes in economic conditions or that it will be able to sustain or improve its profitability in the future.

Environmental Matters. The Company uses storage tanks at certain of its Canadian and U.S. transportation terminals. Canadian and U.S. laws and regulations generally impose potential liability on the present and former owners or occupants or custodians of properties on which contamination has occurred, as well as on parties who arranged for the disposal of waste at such properties. Although the Company is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on it, certain of the Company’s current or former facilities have been in operation for many years and over such time, the Company or the prior owners, operators or custodians of the properties may have generated and disposed of wastes which are or may be considered hazardous. Liability under certain of these laws and regulations may be imposed on a joint and several basis and without regard to whether the Company knew of, or was responsible for, the presence or disposal of these materials or whether the activities giving rise to the contamination was legal when it occurred. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect the Company’s ability to sell or rent that property. If the Company incurs liability under these laws and regulations and if it cannot identify other parties which it can compel to contribute to its expenses and who are financially able to do so, it could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the Company will not be required at some future date to incur significant costs or liabilities pursuant to environmental laws, or that the Company’s operations, business or assets will not be materially affected by current or future environmental laws.

The Company’s transportation operations and its properties are subject to extensive and frequently-changing federal, provincial, state, municipal and local environmental laws, regulations and requirements in Canada, the United States and Mexico relating to, among other things, air emissions, the management of contaminants, including hazardous substances and other materials (including the generation, handling, storage, transportation and disposal thereof), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management and control of real estate.

Environmental laws may authorize, among other things, federal, provincial, state and local environmental regulatory agencies to issue orders, bring administrative or judicial actions for violations of environmental laws and regulations or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation and injunctive relief. These agencies may also, among other things, revoke or deny renewal of the Company’s operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations and impose environmental assessment, removal of contamination, follow up or control procedures.

Environmental Contamination. The Company could be subject to orders and other legal actions and procedures brought by governmental or private parties in connection with environmental contamination, emissions or discharges. If the Company is involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances the Company transports, if soil or groundwater contamination is found at the Company’s current or former facilities or results from the Company’s operations, or if the Company is found to be in violation of applicable laws or regulations, the Company could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on the Company’s business and operating results.

Key Personnel. The future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personal possess valuable knowledge about the transportation and logistics industry and

Management’s Discussion and Analysis

their knowledge of and relationships with the Company’s key customers and vendors would be difficult to replace. The loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel or, in the event of their departure, to develop or attract new personnel of equal quality.

Dependence on Third Parties. Certain portions of the Company’s business are dependent upon the services of third-party capacity providers, including other transportation companies. For that portion of the Company’s business, the Company does not own or control the transportation assets that deliver the customers’ freight, and the Company does not employ the people directly involved in delivering the freight. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. The Company’s inability to secure the services of these third parties could significantly limit the Company’s ability to serve its customers on competitive terms. Additionally, if the Company is unable to secure sufficient equipment or other transportation services to meet the Company’s commitments to its customers or provide the Company’s services on competitive terms, the Company’s operating results could be materially and adversely affected. The Company’s ability to secure sufficient equipment or other transportation services is affected by many risks beyond the Company’s control, including equipment shortages in the transportation industry, particularly among contracted carriers, interruptions in service due to labor disputes, changes in regulations impacting transportation and changes in transportation rates.

Loan Default. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, contain certain restrictions and other covenants relating to, among other things, funded debt, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. If the Company fails to comply with any of its financing arrangement covenants, restrictions and requirements, the Company could be in default under the relevant agreement, which could cause cross-defaults under other financing arrangements. In the event of any such default, if the Company failed to obtain replacement financing or amendments to or waivers under the applicable financing arrangement, the Company may be unable to pay dividends to its shareholders, and its lenders could cease making further advances, declare the Company’s debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on the Company’s operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If debt acceleration occurs, economic conditions may make it difficult or expensive to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute share ownership. Even if new financing is made available to the Company, credit may not be available to the Company on acceptable terms. A default under the Company’s financing arrangements could result in a materially adverse effect on its liquidity, financial condition and results of operations. As at the date hereof, the Company is in compliance with all of its debt covenants and obligations.

Credit Facilities. The Company has significant ongoing capital requirements that could affect the Company’s profitability if the Company is unable to generate sufficient cash from operations and/or obtain financing on favorable terms.  The trucking industry and the Company’s trucking operations are capital intensive, and require significant capital expenditures annually.  The amount and timing of such capital expenditures depend on various factors, including anticipated freight demand and the price and availability of assets.  If anticipated demand differs materially from actual usage, the Company’s trucking operations may have too many or too few assets.  Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions.  During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet.  This could cause the Company to incur losses on such sales or require payments in connection with such turn ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on the Company’s profitability.

The Company’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in results of operations, capital expenditures and potential acquisitions. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, mature on various dates, ranging from 2022 to 2036. There can be no assurance that such agreements governing the Company’s indebtedness will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favorable terms to the Company. The Company’s ability to pay dividends to shareholders and ability to purchase new revenue equipment may be adversely affected if the Company is not able to renew the Credit Facility or the Term Loan or arrange refinancing of any indebtedness, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to the Company than at present. If the Company is unable to generate sufficient cash flow from operations and obtain financing on terms favorable to the Company in the future, the Company may have to limit the Company’s fleet size, enter into less favorable financing arrangements or operate the Company’s revenue equipment for longer periods, any of which may have a material adverse effect on the Company’s operations.

Increased prices for new revenue equipment, design changes of new engines, decreased availability of new revenue equipment and future use of autonomous tractors could have a material adverse effect on the Company’s business, financial condition, operations, and profitability.

The Company is subject to risk with respect to higher prices for new equipment for its trucking operations.  The Company has experienced an increase in prices for new tractors in recent years, and the resale value of the tractors has not increased to the same extent.  Prices have

Management’s Discussion and Analysis

increased and may continue to increase, due to, among other reasons, (i) increases in commodity prices; (ii) U.S. government regulations applicable to newly-manufactured tractors, trailers and diesel engines; (iii) the pricing discretion of equipment manufacturers; and (iv) component and supply chain issues that limit availability of new equipment and increase prices.  Increased regulation has increased the cost of the Company’s new tractors and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing the Company’s operating expenses.  Further regulations with stricter emissions and efficiency requirements have been proposed that would further increase the Company’s costs and impair equipment productivity.  These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles could increase the Company’s costs or otherwise adversely affect the Company’s business or operations as the regulations become effective.  Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and operations requirements.  Furthermore, future use of autonomous tractors could increase the price of new tractors and decrease the value of used non-autonomous tractors.  The Company’s business could be harmed if it is unable to continue to obtain an adequate supply of new tractors and trailers for these or other reasons.  As a result, the Company expects to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts.  Currently, tractor and trailer manufacturers are experiencing significant shortages of semiconductor chips and other component parts and supplies, including steel, forcing many manufacturers to curtail or suspend their production, which has led to a lower supply of tractors and trailers, higher prices, and lengthened trade cycles, which could have a material adverse effect on the Company’s business, financial condition, and results of operations, particularly the Company’s maintenance expense and driver retention.

The Company has certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers.  If the Company does not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, the Company could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

The Company has trade-in and repurchase commitments that specify, among other things, what its primary equipment vendors will pay it for disposal of a certain portion of the Company’s revenue equipment.  The prices the Company expects to receive under these arrangements may be higher than the prices it would receive in the open market.  The Company may suffer a financial loss upon disposition of its equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, it does not enter into definitive agreements that reflect favorable equipment replacement or trade-in terms, it fails to or is unable to enter into similar arrangements in the future, or it does not purchase the number of new replacement units from the vendors required for such trade-ins.

Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used trucks, availability of financing, presence of buyers for export and commodity prices for scrap metal.  These and any impacts of a depressed market for used equipment could require the Company to dispose of its revenue equipment below the carrying value.  This leads to losses on disposal or impairments of revenue equipment, when not otherwise protected by residual value arrangements.  Deteriorations of resale prices or trades at depressed values could cause losses on disposal or impairment charges in future periods.

Difficulty in obtaining goods and services from the Company’s vendors and suppliers could adversely affect its business.

The Company is dependent upon its vendors and suppliers for certain products and materials.  The Company believes that it has positive vendor and supplier relationships and it is generally able to obtain acceptable pricing and other terms from such parties.  If the Company fails to maintain positive relationships with its vendors and suppliers, or if its vendors and suppliers are unable to provide the products and materials it needs or undergo financial hardship, the Company could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons.  As a consequence, the Company’s business and operations could be adversely affected.

Customer and Credit Risks. The Company provides services to clients primarily in Canada, the United States and Mexico. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up its client base and their distribution across different geographic areas. Furthermore, no client accounted for more than 5% of the Company’s total accounts receivable for the year ended December 31, 2021. Generally, the Company does not have long-term contracts with its major customers. Accordingly, in response to economic conditions, supply and demand factors in the industry, the Company’s performance, the Company’s customers’ internal initiatives or other factors, the Company’s customers may reduce or eliminate their use of the Company’s services, or may threaten to do so in order to gain pricing and other concessions from the Company.

Economic conditions and capital markets may adversely affect the Company’s customers and their ability to remain solvent. The customers’ financial difficulties can negatively impact the Company’s results of operations and financial condition, especially if those customers were to delay or default in payment to the Company. For certain customers, the Company has entered into multi-year contracts, and the rates the Company charges may not remain advantageous.

Management’s Discussion and Analysis

Availability of Capital. If the economic and/or the credit markets weaken, or the Company is unable to enter into acceptable financing arrangements to acquire revenue equipment, make investments and fund working capital on terms favorable to it, the Company’s business, financial results and results of operations could be materially and adversely affected. The Company may need to incur additional indebtedness, reduce dividends or sell additional shares in order to accommodate these items. A decline in the credit or equity markets and any increase in volatility could make it more difficult for the Company to obtain financing and may lead to an adverse impact on the Company’s profitability and operations.

Information Systems. The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural disasters, such as fires, storms, and floods, which may increase in frequency and severity due to climate change, as well as other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

Litigation. The Company’s business is subject to the risk of litigation by employees, customers, vendors, government agencies, shareholders and other parties. The outcome of litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by the Company’s insurance, and there can be no assurance that the Company’s coverage limits will be adequate to cover all amounts in dispute. In the United States, where the Company has growing operations, many trucking companies have been subject to class-action lawsuits alleging violations of various federal and state wage laws regarding, among other things, employee classification, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. The Company may at some future date be subject to such a class-action lawsuit. In addition, the Company may be subject, and has been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. To the extent the Company experiences claims that are uninsured, exceed the Company’s coverage limits, involve significant aggregate use of the Company’s self-insured retention amounts or cause increases in future funded premiums, the resulting expenses could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Internal Control. Beginning with the year ended December 31, 2021, the Company is required, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of its internal control over financial reporting. In addition, the Company’s independent registered public accounting firm must report on its evaluation of the Company’s internal control over financial reporting. The Company has identified material weaknesses as at December 31, 2021 in the Company’s internal control over financial reporting related to Information technology general controls and the order to cash process. As a result of these material weaknesses, the Company has concluded that it did not maintain effective disclosure controls and procedures and internal controls over financial reporting. Further, Company’s independent registered public accounting firm has issued an adverse opinion indicating that the Company has not maintained effective internal control over financial reporting as at December 31, 2021. The Company’s management team is implementing its remediation plan for these material weaknesses, and while the Company expects to remediate these in fiscal 2022, the Company cannot be certain when the remediation will be completed. If the Company fails to fully remediate these material weaknesses or fails to maintain effective internal controls in the future, it could result in a material misstatement of the Company’s financial statements, which could cause investors to lose confidence in the Company’s financial statements and cause the trading price of the Common Shares to decline.

Management’s Discussion and Analysis

Material Transactions. The Company has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units, including the sale in February 2016 of its then-Waste

Management’s Discussion and Analysis

Management segment for CAD $800 million.  The Company buys and sells business units in the normal course of its business.  Accordingly, at any given time, the Company may consider, or be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size.  In connection with such potential transactions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and buyers, and conducts extensive due diligence as applicable.  These potential transactions may relate to some or all of the Company’s four reportable segments, that is, TL, Logistics, LTL, and Package and Courier.  The Company’s active acquisition and disposition strategy requires a significant amount of management time and resources. Although the Company complies with its disclosure obligations under applicable securities laws, the announcement of any material transaction by the Company (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumours thereof.

Dividends and Share Repurchases. The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Company and is considered each quarter.  The payment of dividends is dependent upon, among other things, operating cash flow generated by the Company, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends.  Similarly, any future repurchase of shares by the Company is at the sole discretion of the Board of Directors and is dependent on the factors described above.  Any future repurchase of shares by the Company is uncertain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include establishing the fair value of intangible assets related to business combinations, determining estimates and assumptions related to impairment tests for goodwill, determining estimates and assumptions related to the accrued benefit obligation, and determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations. These estimates and assumptions are based on management’s best estimates and judgments. Key drivers in critical estimates are as follows:

Fair value of intangible assets related to business combinations

•	Projected future cashflows
•	Acquisition specific discount rate
•	Attrition rate established from historical trends

Impairment tests for goodwill

•	Discount rates
•	Forecasted revenue growth, operating margin, EBITDA margin as well as capital expenditures
•	Comparable public company EBITDA multiples

Accrued benefit obligation

•	Discount rates
•	Salary growth
•	Mortality tables

Self-Insurance and litigations

•	Historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims
•	Third party evaluations

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

CHANGES IN ACCOUNTING POLICIES

Adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2022, and have been applied in preparing the unaudited condensed consolidated interim financial statements:

Onerous Contracts – Cost of Fulfilling a Contract

(Amendments to IAS 37)

These new standards did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

To be adopted in future periods

The following new standards and amendments to standards are not yet effective for the year ended December 31, 2022, and have not been applied in preparing the unaudited condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

Definition of Accounting Estimates (Amendments to IAS 8)

Further information can be found in note 3 of the June 30, 2022, unaudited condensed consolidated interim financial statements.

Management’s Discussion and Analysis

CONTROLS AND PROCEDURES

In compliance with the provisions of Canadian Securities Administrators’ National Instrument 52-109 and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has filed certificates signed by the President and Chief Executive Officer (“CEO”) and by the Chief Financial Officer (“CFO”) that, among other things, report on:

•	their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company; and
•	the design of disclosure controls and procedures and the design of internal controls over financial reporting.

Disclosure controls and procedures

The President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others; and
•

information required to be disclosed by the Company in its filings, under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As at June 30, 2022, an evaluation was carried out under the supervision of the CEO and CFO, of the design of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that due to the material weaknesses in our internal control over financial reporting as described below in Management’s Annual Report on Internal Controls over Financial Reporting as at December 31, 2021, the Company’s disclosure controls and procedures were not effective as of June 30, 2022 as the controls have not yet been adequately remediated.

Management’s Annual Report on Internal Controls over Financial Reporting

The CEO and CFO have also designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2021, an evaluation was carried out, under the supervision of the CEO and the CFO, of the effectiveness of the Company’s internal control over financial reporting. Based on this evaluation, the CEO and the CFO concluded that material weaknesses exist, as described below, and due to these material weaknesses, the Company’s internal control over financial reporting is not effective as of December 31, 2021. The control framework used to design the Company’s internal controls over financial reporting is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the Company’s evaluation of internal controls over financial reporting, the following control deficiencies were considered to be material weaknesses:

•

IT General Controls: The Company had an aggregation of control deficiencies within its information technology (IT) general controls across multiple systems supporting the Company’s business processes, including deficiencies relating to user access controls, change management, and high-privileged access. The Company concluded that process-level automated controls and manual controls that are dependent on information from affected IT systems, where risks could not be mitigated, were ineffective because they could have been adversely impacted by the IT general control deficiencies; and

•

Order to Cash Process: Due to the material weakness described above, automated controls and manual controls that are dependent on information from affected IT systems around the order to cash process, which encompasses billing and pricing sub processes were found to not be effective. In addition, there was inadequate review and documentation of manual process level controls.

Notwithstanding these material weaknesses, management has concluded that the Company’s Audited consolidated financial statements as at and for the year ended December 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS. These material weaknesses did not have an impact on the Company’s financial reporting and as a result, there were no material adjustments to the Company’s audited consolidated financial statements for the year ended December 31, 2021 and there were no changes to previously released financial results. However, because the material weaknesses create a reasonable possibility that a material misstatement to our financial statements would not be prevented or detected on a timely basis, we concluded that as of December 31, 2021 the internal control over financial reporting was not effective.

The effectiveness of internal controls over financial reporting as of December 31, 2021 has been audited by KPMG LLP, the Company’s registered public accounting firm that audited the consolidated financial statements and is included with the Company’s consolidated financial statements. KPMG LLP’s adverse opinion, as stated in their report, is that the Company has not maintained effective internal control over financial reporting as of December 31, 2021.

Management’s Discussion and Analysis

Limitation on scope of design

As permitted under the relevant securities rules, the Company had previously limited the scope of its evaluation of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of UPS Freight (now TForce Freight) as it was acquired not more than 365 days before the end of the financial period to which the CEO and CFO certificates relate. Beginning May 1, 2022 there is no longer a scope limitation with regards to TForce Freight as the it has been acquired over 365 days ago.

Remediation plan

Management has initiated, and continues to implement remediation measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•	Additional training for control performers and reviewers;
•	Procuring additional resources to assist with the remediation, including hiring of subject experts and leveraging consultants where necessary;
•	Implementing an IT management review and testing plan to monitor IT general controls with a specific focus on systems supporting our financial reporting processes; and
•	Enhanced quarterly reporting on the remediation measures to the Audit Committee of our Board of Directors.

While remediation of key controls related to the IT general controls and the order to cash process are expected to be completed in fiscal year 2022, the Company cannot be certain when the remediation will be completed. The material weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal controls over financial reporting

Other than the remediation process described above, and the implementation of controls related to TForce Freight, there were no changes to the Company’s internal controls over financial reporting during the quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.